API

Advanced Photonix, Inc.®



Notice of Shareholders Annual Meeting and Proxy Statement 2009

ADVANCED PHOTONIX, INC.
Proxy Statement and 2009 Annual Report to Stockholders

To our stockholders:

Despite the grim macro-economic environment of the past year, we managed to have a good year. Our plan for the 2009 fiscal year called for 30% revenue growth and we finished at 28%, commendable, especially considering the dismal economy in the second half of the 2009 fiscal year. Sales of our major growth platforms, the High-Speed Optical Receiver (HSOR), and the terahertz (THz) system, were admirable in this challenging, deflationary economic environment but not immune to the slow-down in the second half of the fiscal year. Our Military market revenue grew by 109%, but much of this was driven by contract releases on existing programs, rather than growth in the programs or new design wins. While the Military market is not a high growth market, it is somewhat insulated from the short term impact of the recession and remained stable in the second half of the fiscal year. As one would expect our revenues in the Industrial market were the hardest hit with a 20% decline in the second half of the year for the Optosolutions product platform due to the recession. While Industrial market revenues were up 12% for the fiscal year, this increase was entirely driven by the growth from the Nondestructive Testing (NDT) THz product platform, which was up 78%. The combination of high growth opportunities in HSOR and THz combined with the breadth of our five diverse markets has insulated us from the dramatic drop in revenues many other companies experienced in the 2009 fiscal year.

Sales of our HSOR grew 15% for the 2009 fiscal year despite dropping 48% in the 4th quarter, due to customer inventory reduction programs in response to the uncertainty of the depth and length of the recession. If these inventory reduction programs had not been implemented and the revenues from the 3rd to the 4th quarter remained constant, this market segment would have grown approximately 30% for the 2009 fiscal year. Our customers' inventory reduction programs seem to have been completed and we expect the return to growth of this product platform for the 2010 fiscal year.

Now I would like to give you some more details on each of our product platforms and their prospects for the 2010 fiscal year.

HIGH-SPEED OPTICAL RECEIVERS

The great news is that the fundamental demand for HSOR products in the 40G product offering is not expected to change. According to Cisco's recent forecast, global IP traffic will increase fivefold by 2013, driven by all forms of video, which will represent 90% of global IP traffic. This translates into a continued infrastructure build-out over the foreseeable future in order to provide the capacity necessary to support the growth of video and HDTV. We expect the 40G short reach, long haul and metro markets to be essential components in this infrastructure expansion.

Our new product development plans for the 2010 fiscal year are expected to include next generation 40G and future generation 100G receivers. These new products require the development and integration of new optical technologies into our high-speed optical receivers. As a result these products are moving from a component to a compact subsystem. We have taken a formal industry-leading role in establishing standards for the future 100G optical receivers. We expect deployment will begin in the 2011 fiscal year and be complementary to the growing 40G market.

While we cannot predict quarter to quarter growth, we believe that the growth in our Telecommunications market segment will be 30% to 50% in the 2010 fiscal year, driven by the 40G product line.

TERAHERTZ

Sales of T-Ray 4000® units, our primary THz product, to various research and Industrial markets, combined with government development contracts, were very strong in the 2009 fiscal year, growing 78% from the 2008 fiscal year. We have been and will continue to work with several industrial and defense companies who are interested in deploying THz on the factory floor. Most of you are aware of the Radome, F-35, and Nuclear gauge programs with which we are involved, but for those of you who are new stockholders; let me bring you up to speed.

The Radome program is a Phase II SBIR contract to provide the Air Force with a handheld THz system that would be used in the nondestructive testing of advanced composite materials used in the construction of radomes. The current method of defect identification and location is subjective, inaccurate and tedious. Our existing T-Ray 4000® will incorporate a newly designed handheld scanner capable of scanning a 6 inch width in a single pass. This will provide the Air Force with the ability not only to locate delamination and water intrusion, but allow a more accurate forecast of the materials' operational life.

Our contract with the Air Force was awarded in October of 2007, and we believe that the system will be delivered in September 2009. While we do not know of any follow on system orders, we believe that the Air Force will find our system a practical and effective system for deployment.

The F-35 program is comprised of two contracts: a Phase II SBIR that was awarded in February 2008 and a Phase I SBIR contract that was awarded in December 2008. Both contracts require us to provide development work using our existing T-Ray 4000® product platform for identification of flaws such as voids, dis-bonds, inclusions, improper geometry and dimensions, and incomplete curing in the-manufacturing process for application coatings. Working with the major defense prime contractors developing and building the F-35, we have been able to demonstrate our system's capability and are making progress in the next steps of deployment on the factory floor.

The Nuclear gauge program is a Phase II SBIR contract to demonstrate to the Department of Homeland Security a THz system that would be used as a replacement for the Nuclear gauges used in nondestructive testing on the manufacturing floor for product quality and process control for a wide variety of goods, from consumer products to building materials. A common method of nondestructive testing utilizes an instrument named the beta gauge, which is powered by radioactive material that presents potential safety and homeland security concerns. In addition, the beta gauge has difficulty measuring some properties of interest to industrial customers, which can be measured with THz. Our existing T-Ray 4000® product platform is being cost reduced and factory floor hardened, at the same time that several industrial applications are being developed which target beta gauge replacement. We are working with a few lead industrial customers to demonstrate our system's capability and are making slow but steady progress toward deployment on the factory floor.

The current economic environment has slowed some of our customers' programs and adoption rates, as a result we expect slower product sales during the 2010 fiscal year. While the deployment onto the factory floor has been slowed due to the recession, we are seeing increased activity in application development funded by commercial and government sources, as we continue to make progress toward industrial adoption of our T-Ray 4000® product platform. Given the Industrial market sensitivity to the economic conditions, we expect revenues for the THz product platform to resume growth in the second half of the 2010 fiscal year, even in the absence of a major win in the Industrial market.

OPTOELECTRONICS SOLUTIONS

The Optoelectronic Solutions product platform had a solid 2009 fiscal year that was driven by the Military market, whose sales were up $4.4 million, or 103%, over the 2008 fiscal year. This was offset by a 33% drop in the Medical markets, which resulted from our decision to eliminate business that did not meet our gross margin objectives.

The Industrial market was flat overall for the 2009 fiscal year, but declined by 16% during the second half of that year. We expect this trend to bottom out during the first half of the 2010 fiscal year and to result in a minimal 10% decline overall for the 2010 fiscal year.

The growth in Military revenues came from existing design wins, some of which we projected for the 2009 fiscal year. The Military market is a slow growth, but stable market, which is characterized by long product lifecycles where growth is driven by new design wins, which have long product adoption cycles, or increased deployment of existing design wins.

Summary

In summary, the 2009 fiscal year was a successful year for API in spite of the recession. We grew revenue by 28%, reported $.02 per share in non-GAAP earnings, and increased EBITDA by $4.4 million, moving from a negative $2.8 million to a positive $1.6 million. THz revenue increased 78%; Telecommunication revenue increased 15%; and overall Military revenue increased 109%. Our facility consolidation, revenue-increase and cost saving efforts helped us improve gross margins to 44%, as we continue on the path to a sustainable 50% gross margin objective.

The 2010 fiscal year looks encouraging, but we believe it will start slow due to the recession. The evolution in the makeup of our revenues by product platform will continue. We expect that HSOR will remain a growth engine and help make up for some of the revenue contractions that we are expecting in Industrial markets for the Optoelectronic Solutions product platform. Overall, we are expecting to see some modest revenue growth, depending on the economic recovery, and a larger increase in EBITDA resulting from a shift in our product mix and various cost saving measures (including wage freezes, staff reduction, and suspension of our 401k match for employees) we instituted during the 4th quarter of the 2009 fiscal year in response to the recession. These measures were unpleasant, but necessary as our entire organization is committed to creating increased stockholder value.

On behalf of our team, we appreciate your continued support and look forward to growing API's top and bottom lines in 2010.

Sincerely

Richard Kurtz
Chairman & CEO

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Notice Of Annual Meeting Of Stockholders
To Be Held
August 21, 2009

To the Stockholders of Advanced Photonix, Inc.:

You are invited to attend the 2009 Annual Meeting of Stockholders (the Annual Meeting) of Advanced Photonix, Inc., which will be held at our principal office at 2925 Boardwalk, Ann Arbor, Michigan, at 10:00 a.m., Eastern Time, on August 21, 2009, to consider the following matters:

(1) The election of the six directors nominated by the Board of Directors to hold office until the next Annual Meeting or until their respective successors are duly elected and qualified. The persons nominated by the Board of Directors are Richard D. Kurtz, Robin F. Risser, Lance Brewer, M. Scott Farese, Donald Pastor and Stephen P. Soltwedel; and

(2) The transaction of such other matters as may properly be brought before the Annual Meeting.

The Board of Directors has fixed the close of business on July 14, 2009 as the record date for the Annual Meeting. Only stockholders who owned our Class A Common Stock at the close of business on July 14, 2009 will be entitled to notice of, and to vote at, the Annual Meeting or any adjournments thereof. Shares of our Class A Common Stock can be voted at the Annual Meeting only if the holder is present or represented by proxy.

The Board of Directors is soliciting the accompanying proxy to vote at our 2009 Annual Meeting. Reference is made to the attached Proxy Statement for further information with respect to the business to be transacted at the Annual Meeting.

A complete list of stockholders entitled to vote at the Annual Meeting shall be open to the examination of any stockholder, for any purpose relevant to the Annual Meeting, during ordinary business hours, for a period of at least ten days prior to the Annual Meeting, at our principal office at 2925 Boardwalk, Ann Arbor, Michigan 48104.

Stockholders are cordially invited to attend the Annual Meeting. Whether or not you expect to attend the Annual Meeting in person, please complete, date and sign the accompanying proxy card and return it without delay in the enclosed postage prepaid envelope. Your proxy will not be used if you are present and prefer to vote in person or if you revoke your proxy before its exercise.

By Order of the Board of Directors,

July 17, 2009

ROBIN F. RISSER
Secretary

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Proxy Statement
Annual Meeting of Stockholders
August 21, 2009

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Advanced Photonix, Inc. (the Board), a Delaware corporation (the Company or we), for use at the 2009 Annual Meeting and for any adjournments thereof to be held at the Company's principal office at 2925 Boardwalk, Ann Arbor, Michigan, at 10:00 a.m., Eastern time, on August 21, 2009, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders (the Notice). A Board of Directors' proxy (the Proxy) for the Annual Meeting is enclosed, by means of which you may vote as to the proposal described in this Proxy Statement.

One proposal is scheduled for a vote at the Annual Meeting: the election of the six directors named in this Proxy Statement to serve until the next Annual Meeting of Stockholders. The Board recommends a vote **FOR** the election of the six nominees to the Board. All Proxies that are properly completed, signed and returned to the Company prior to the Annual Meeting, and which have not been revoked, will be voted in accordance with the stockholder's instructions contained in such Proxy. In the absence of instructions, shares represented by such Proxy will be voted **FOR** the election of the six nominees to the Board. The Board is not aware of any business to be presented at the Annual Meeting except the matters set forth in the Notice and described in this Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named in the accompanying Proxy will vote on those matters in accordance with their discretion. A stockholder may vote before the Annual Meeting by mail by filling in, signing and returning the enclosed Proxy. A stockholder may vote "For" all the nominees to the Board or may withhold authority to vote for any nominee(s) specified. A stockholder may vote at the Annual Meeting if he or she attends the meeting in person. *Even if you plan to attend the meeting, the Company recommends that you submit your Proxy via the mail so that your vote will count if you later decide not to attend the Annual Meeting.*

A stockholder may revoke or change his or her Proxy at any time before it is exercised by filing with the Secretary of the Company at its principal office at 2925 Boardwalk, Ann Arbor, Michigan 48104, either a written notice of revocation or a duly executed Proxy bearing a later date, or by appearing in person at the Annual Meeting and expressing a desire to vote his or her shares in person. A stockholder may receive more than one set of proxy materials, including multiple copies of this Proxy Statement and multiple Proxies. For example, if a stockholder holds shares in more than one brokerage account, he or she may receive a separate proxy card for each brokerage account in which shares are held. If a stockholder is of record and his or her shares are registered in more than one name, he will receive more than one Proxy. *Please complete, sign, date and return each Proxy received to ensure that all shares are voted.*

This Proxy Statement and the accompanying Notice, Proxy and 2009 Annual Report to Stockholders are being sent to Stockholders on or about July 17, 2009.

VOTING SECURITIES

The Company has fixed July 14, 2009 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. As of that date, the Company had outstanding 24,284,726 shares of Class A Common Stock, $.001 par value (the Common Stock). A quorum, representing a majority of the total outstanding shares of Common Stock, must be established for the Annual Meeting to be held and any action to be taken. The presence, in person or by proxy, of stockholders entitled to cast a majority of votes will constitute a quorum for the Annual Meeting. Holders of Common Stock are entitled to one vote for each share of Common Stock owned.

Brokers holding shares for beneficial owners (shares held in "street name") must vote those shares according to the specific instructions they receive from such beneficial owners. If specific instructions are not received, brokers may vote those shares in their discretion, depending on the type of proposal involved. The Company believes that, in accordance with the rules applicable to such voting by brokers, brokers will have discretionary authority to vote with respect to any shares as to which no instructions are received from beneficial owners with respect to the election of the Company's directors.

For Proposal 1, the six nominees for election as directors who receive the highest number of "FOR" votes will be elected as directors. As a plurality of votes cast is required for the election of directors, abstentions will have no effect on the outcome of the election.

Votes will be counted by the Company's independent inspectors of election appointed for the Annual Meeting. The Company will pay for the entire cost of preparing, assembling, printing, soliciting and mailing Proxies. The Company will request banks and brokers to solicit their customers who beneficially own shares listed of record in names of nominees, and will reimburse banks and brokers for the cost of forwarding proxy materials to beneficial owners. In addition, our directors and employees may solicit proxies in person, by telephone, by Internet, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our Quarterly Report on Form 10-Q for the period ending September 25, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 30, 2009 certain information concerning the holdings of each person who was known by the Company to be the beneficial owner of more than five percent (5%) of our outstanding shares of Common Stock, of each of our directors and executive officers, and of all of our directors and executive officers as a group.

Name & Address of Beneficial Owner	Number of Shares Owned	Shares Underlying Options/Warrants (1)	Percent of Class (2)
5% Stockholders			
Paul J. Solit (3)	2,925,218	500,000(4)	13.8%
Potomac Capital Management Inc. (3)	1,503,074	292,981(4)	7.3%
Potomac Capital Management LLC (3) 825 Third Avenue, 33rd Floor New York, NY 10022	1,417,144	207,019(4)	5.9%
Smithfield Fiduciary LLC c/o Highbridge Capital Management 9 West 57th Street, 27th Floor New York, NY 10019	--	1,276,234(4)	5.0%
Named Executive Officers and Directors			
Richard D. Kurtz	159,300	609,000(5)	3.1%
Robin F. Risser	958,333	137,500(6)	4.5%
Steven Williamson	1,902,667	145,500(7)	8.4%
Lance Brewer	5,000	100,000(5)	0.4%
M. Scott Farese	59,869	426,000(5)	2.0%
Donald Pastor	8,000	100,000(5)	0.4%
Stephen P. Soltwedel	37,369	450,000(5)	2.0%
Directors & Executive Officers as a Group	3,120,538	1,968,000(8)	21.0%

1) Represents shares issuable pursuant to stock options and stock purchase warrants that are exercisable within 60 days of June 30, 2009.

2) Represents percentage of issued and outstanding shares of the Company's Common Stock, assuming the beneficial owner (and no other beneficial owner) exercises all stock purchase warrants and stock options which are exercisable within 60 days of June 30, 2009.

3) Based solely on a Schedule 13G filed jointly by Paul J. Solit, Potomac Capital Management Inc. and Potomac Capital Management LLC. Paul J. Solit has sole voting power and sole dispositive power with respect to 5,000 shares and shared voting power and shared dispositive power with respect to 3,420,218 shares. Potomac Capital Management Inc. has sole voting power and sole dispositive power with respect to 1,796,055 shares. Potomac Capital Management LLC has sole voting power and sole dispositive power with respect to 1,624,163 shares.

4) Represents shares underlying stock purchase warrants.

5) Represents shares underlying stock options.

6) Includes 125,000 shares underlying stock options and 12,500 shares underlying stock purchase warrants.

7) Includes 125,000 shares underlying stock options and 20,500 shares underlying stock purchase warrants.

8) Includes 1,935,000 shares underlying stock options and 33,000 shares underlying stock purchase warrants.

Section 16(a) Beneficial Ownership Reporting Compliance

Federal securities laws require our executive officers and directors and persons owning more than 10% of our Common Stock to file certain reports on ownership and changes in ownership with the Securities and Exchange Commission (SEC). Based on a review of our records and other information, we believe that during the fiscal year ended March 31, 2009, our executive officers, directors and persons holding more than 10% of our Common Stock timely filed Section 16(a) reports except the following: Steven Williamson failed to file two Form 4s reporting purchases of shares.

PROPOSAL 1 - ELECTION OF DIRECTORS

Six people will be elected at the Annual Meeting as directors of the Company, each to serve, subject to the provisions of the Company's by-laws, until the next annual meeting of stockholders or until his successor is duly elected and qualified. It is the Board and management's recommendation that the accompanying form of Proxy be voted **FOR** the election of each of the six nominees named below, all of whom are currently directors of the Company and two of whom are currently executive officers of the Company. The Board believes that the nominees named below are willing to serve as directors. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the Proxy will be voted for the election of such person or persons as shall be designated by the Board pursuant to the recommendation of our Nominating and Governance Committee. The nomination of each of the nominees listed below was recommended by our Nominating and Governance Committee and approved by the Board.

The following persons are nominees for election as directors:

Name	Age	Position or Principal Occupation	Director Since
Richard D. Kurtz	57	Chairman of the Board, President and Chief Executive Officer	2000
Robin F. Risser	58	Chief Financial Officer, Secretary and Director	2005
Lance Brewer	51	Director	2005
M. Scott Farese	52	Director	1998
Donald Pastor	55	Director	2005
Stephen P. Soltwedel	62	Director	2000

Set forth below is certain information relating to the directors and executive officers of the Company. Directors serve annual terms until the next annual meeting of stockholders or until their successors are duly elected and qualified. Executive officers serve at the pleasure of the Board.

Richard D. Kurtz - Chairman of the Board, President and Chief Executive Officer

Mr. Kurtz became a director of the Company in February 2000, was elected Chairman of the Board in July 2000, and was appointed Chief Executive Officer in February 2003. In June 2006, Mr. Kurtz was appointed to serve as President of the Company. Prior to joining the Company in February 2003, he was director of Client Services and Strategic Planning for Quantum Compliance Systems Inc., a privately owned software company specializing in the development and installation of environmental health and safety management systems. Prior to joining Quantum in June 2001, Mr. Kurtz served as Vice President of Sales and Marketing for Filtertek Inc., an ESCO technology company for more than thirteen years.

Robin F. Risser – Chief Financial Officer and Director
Mr. Risser joined the Company in May 2005 through its acquisition of Picometrix, Inc., and was appointed Chief Financial Officer of the Company at that time and became a director of the Company in July 2005. Prior to joining the Company, Mr. Risser served as the Chief Executive Officer and a member of the board of directors of Picometrix, Inc. since 1992, the year in which he co-founded Picometrix. Mr. Risser is also a member of the Optical Society of America. Mr. Risser has passed the certified public accountant exam and holds an MBA from the University of Michigan.

Lance Brewer – Director
Mr. Brewer became a director of the Company in July 2005. He has been a partner at the law firm of Brewer & Brewer since 1989, the year in which he co-founded the firm. Brewer & Brewer is headquartered in Newport Beach, California and specializes in the representation of financial institutions, business acquisitions and litigation and insurance defense.

M. Scott Farese - Director
Mr. Farese became a director of the Company in August 1998. He is currently Chief Executive Officer of Memacin, a firm which he founded in 2007 that specializes in the manufacturing of dietary supplements and nutraceuticals. Prior to founding Memacin, Mr. Farese was President of Chelsea Investments, a firm which he founded in 2004 that specializes in facilitating private investments in privately held companies. For the thirteen years prior to the establishment of Chelsea Investments, Mr. Farese was employed by Filtertek, Inc., an ESCO technology company, most recently holding the position of Business Unit Director.

Donald Pastor – Director
Mr. Pastor became a director of the Company in July 2005 and is currently the Executive Vice President - Operations and Chief Financial Officer of Telephonics Corporation where he has been employed since 1986. In addition, Mr. Pastor serves as the Chief Executive Officer of TLSI, a wholly owned subsidiary of Telephonics. For the past thirty years, Mr. Pastor has held a variety of financial, administrative and operational positions in high technology and defense related industries.

Stephen P. Soltwedel - Director
Mr. Soltwedel became a director of the Company in February 2000. In May 2007 he retired as President of Filtertek, Inc., an ESCO technology company where he had been employed since 1979 and had previously held the position of Vice President and Chief Financial Officer. Prior to joining Filtertek, Mr. Soltwedel was employed by the public accounting firm of Baillies Denson Erickson & Smith in Lake Geneva, Wisconsin.

Steven Williamson (Age 55) - Chief Technology Officer
Mr. Williamson joined the Company in May 2005 through its acquisition of Picometrix, Inc. and was appointed Chief Technology Officer of the Company at that time. Prior to joining the Company, Mr. Williamson served as the President, Chief Technology Officer and a member of the board of directors of Picometrix, Inc. since 1992, the year in which he co-founded Picometrix. Mr. Williamson earned his B.A. in Physics (Optics) from the University of Rochester, has 35 publications in the field of ultra fast optics and optoelectronics and holds twelve patents.

CORPORATE GOVERNANCE

The Company seeks to follow best practices in corporate governance in a manner that is in the best interests of our business and our stockholders. We are in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, U.S. securities laws and NYSE Amex and will continue to review our policies and practices to meet ongoing developments in this area.

Code of Ethical Conduct

The Company has adopted a Code of Ethical Conduct applicable to its President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO) pursuant to the Sarbanes-Oxley Act of 2002. In addition the Company has adopted a Code of Business Conduct and Ethics applicable to all employees and directors, including the officers listed above. Both Codes of Ethics are published on the Company's web site, www.advancedphotonix.com under the "Corporate Governance" link on the Investors page. Both Codes of Ethics are also available in print to any requesting stockholder. We will post any amendments to or waivers of either Code of Ethics on the Company's website.

BOARD MEETINGS AND COMMITTEES

Board Meetings, Annual Meeting and Attendance of Directors

The Board held four meetings during the fiscal year ended March 31, 2009. Each person who served as a director during the 2009 fiscal year attended at least 75% or more of the aggregate of (i) the total number of meetings of the Board held while such person was a director, and (ii) the total number of meetings held by all committees of the Board on which such person served while such person was a member of such committee. As a matter of policy, members of the Board are required to make every reasonable effort to attend the Annual Meeting. All members of the Board attended the Company's 2008 Annual Meeting of Stockholders.

Director Independence

The Board has affirmatively determined that the following directors have no material relationship with the Company and are independent within the meaning of Rule 10A-3 of the Security Exchange Act of 1934, as amended (Rule 10A-3) and within the applicable NYSE Amex definition of "independence": Lance Brewer, M. Scott Farese, Donald Pastor and Stephen P. Soltwedel. Independent directors receive no compensation from the Company for service on the Board or the Committees other than directors' fees and non-discretionary awards granted under our 2007 Equity Incentive Plan.

Executive Sessions

As required by the NYSE Amex listing standards, our non-management directors meet in executive sessions with only non-management directors present at least once annually.

Communications with Directors

You may contact the entire Board, any Committee of the Board, the non-management directors as a group or any individual director by calling the Company's hotline at 800-785-1003 (U.S. and Canada) which is administered by the third party service provider, Lighthouse Services. Lighthouse Services collects all requests for contact and delivers them to the appropriate director or group of directors. The contact information for our hotline is also located on our website at www.advancedphotonix.com under the "Investor Inquiries" link on the Investors page. Stockholders are also welcome to communicate directly with the Board at the Company's Annual Meeting.

Committees of the Board

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. All of the members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are independent directors within the applicable definitions of the NYSE Amex listing standards and Rule 10A-3. Each of the Committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by the Company. The charters for the Audit Committee, the Compensation Committee and the Nominating Governance Committee have been approved by the Board and are posted on the Company's website, www.advancedphotonix.com under the "Corporate Governance" link on the Investors page. The charters are also available in print to any requesting stockholder.

Audit Committee. As set forth in the Audit Committee Charter, the Audit Committee's primary responsibilities are to: (1) oversee the Company's financial reporting principles and policies including review of the financial reports and other financial and related information released by the Company to the public, or in certain circumstances governmental bodies; (2) review the Company's system of internal controls regarding finance, accounting, business conduct and ethics and legal compliance that management and the Board have established; (3) review the Company's accounting and financial reporting processes; (4) review and appraise with management the performance of the Company's independent auditors; and (5) provide an open avenue of communication between the independent auditors and the Board. The Audit Committee, chaired by Stephen Soltwedel, held six meetings during the fiscal year ended March 31, 2009. During the 2009 fiscal year, the Audit Committee consisted of Messrs. Farese, Pastor and Soltwedel. The Board has determined that Donald Pastor and Stephen P. Soltwedel qualify as "audit committee financial experts" under the regulations promulgated by the SEC.

Compensation Committee. The Compensation Committee evaluates directors and management compensation plans as well as the Company's equity incentive plans. The Compensation Committee, chaired by Scott Farese, met four times during the 2009 fiscal year. The members of the Compensation Committee are Messrs. Brewer, Farese, and Soltwedel. Pursuant to the Compensation Committee Charter, the Committee is responsible for (i) discharging the Board's responsibilities relating to compensation of the Company's executive officers and (ii) reviewing and approving an annual report on executive compensation prepared by management for inclusion in the Proxy Statement in accordance with applicable rules and regulations. The Committee made recommendations concerning executive compensation for our executive officers for the 2009 fiscal year which were approved by the independent directors of the Board. Further information relating to the Compensation Committee's processes and procedures for the consideration and determination of executive officer and director compensation is set forth under the heading "Compensation Discussion and Analysis."

Nominating and Governance Committee. The Nominating and Governance Committee identifies individuals qualified to become members of the Board and its Committees and addresses the Company's demands for governance. The Nominating and Governance Committee, chaired by Lance Brewer, held two meetings during the 2009 fiscal year. The members of the Nominating and Governance Committee are Messrs. Brewer, Farese and Pastor. The Committee's responsibilities include (i) identifying individuals qualified to become Board members, (ii) recommending individuals to the Board as director nominees and recommending directors to serve as members of the Board's Committees, and (iii) developing and recommending to the Board a set of Corporate Governance Guidelines.

Nomination Procedures. The Nominating and Governance Committee identifies, investigates and recommends prospective directors to the Board with the goal of creating a balance of knowledge, experience and diversity. In conducting this assessment, the Nominating and Governance Committee considers, among other things, skills, expertise, integrity, character, judgment, independence, corporate experience, length of service, willingness to serve, conflicts and commitments (including, among other things, the number of other public and private company boards on which a director candidate serves), and such other factors as it deems appropriate to maintain a balance of knowledge, experience and capability on the Board. The Committee also considers whether a prospective nominee has appropriate business experience, as well as the ability to make independent, analytical judgments, the ability to be an effective communicator and the ability and willingness to devote the time and effort to be an effective and contributing member of the Board.

In the case of incumbent directors whose terms of office are set to expire, the Committee reviews such directors' overall service to the Company during their terms, including the number of meetings attended, level of participation and quality of performance. Consideration of new director nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. The Committee identifies potential new director candidates by recommendations from its members, other Board members, Company management and stockholders, and may, if necessary or appropriate, utilize the services of a professional search firm.

The Nominating and Governance Committee considers recommendations for director candidates submitted by stockholders using the same criteria that it applies to recommendations from the Committee members, directors and members of management. In order to be considered, a recommendation from a stockholder must be submitted to the Secretary of the Company in accordance with the director nomination procedures set forth in our by-laws and the applicable rules of the SEC. See the section of this proxy under the heading "Proposals of Stockholders."

The Company has not made any changes to the procedures by which stockholders may recommend nominees to the Board since the Company's last proxy statement.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information on the compensation program in place for the Company's President and Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Technology Officer (CTO) (together, Named Executive Officers or NEOs).

Compensation Philosophy and Objectives. The Company generally compensates the NEOs with a mix of base salary, cash bonus and equity compensation designed to be competitive with the compensation offered by peer companies of similar size which operate in similar industries. The objective of the Company's compensation program is to attract and retain exceptional personnel. The Compensation Committee does not consider the Company's current compensation program to encourage unnecessary or excessive risk-taking and from time to time reviews the program to determine if any such risk-taking may be so encouraged.

Board Process. The Compensation Committee reports to the Board of Directors (Board) and is responsible for setting and administering the Company's compensation program and policies as well as monitoring the Company's compensation philosophy and objectives. Upon conclusion of each fiscal year, the Compensation Committee reviews and recommends to the Board for approval various compensation elements, including cash bonuses payable for the prior year and base salaries and "target" cash bonuses (expressed as a percentage of base salary) for the next fiscal year for the CEO, CFO and CTO. Generally, the Compensation Committee reviews the total compensation of the CEO, and, following discussions with him and other advisors where it deems appropriate, establishes the CEO's total compensation level to be recommended to the Board. With respect to the total compensation levels of the other NEOs, the

Compensation Committee receives recommendations from the CEO and other performance evaluations and, based on such input, provides its recommendations to the Board.

The Compensation Committee has discretion to grant stock options and stock awards to the NEOs. In deciding about potential grants, the Compensation Committee, in general, considers the equity incentive practices of peer companies, the goals of the Company's equity incentive program, recommendations of the CEO and, as applicable, reports received from its independent compensation consultant.

Principles and Methodologies for Setting Compensation. In order to establish the cash component of the NEOs' compensation for the 2009 fiscal year, the Compensation Committee established targeted cash compensation (the aggregate level of cash compensation that the Company would pay if target Company performance objectives under the Executive Incentive Compensation Plan (Bonus Plan) were achieved) for each NEO and then allocated this amount between base salary and potential cash bonus under the Bonus Plan. Targeted cash compensation for the 2009 fiscal year was determined by referring to the Lipis compensation survey, discussed immediately below (which was used in arriving at the targeted cash compensation of the NEOs for the prior fiscal year) and adjusting the targeted amount for the prior fiscal year to account for changes in cost of living, challenges expected to be confronted by the Company in the 2009 fiscal year (including anticipated macro-economic conditions), if applicable, the NEOs' changed scope of responsibility, and to more fully align the base salaries of the NEOs for the 2009 fiscal year with the salaries paid by the median level of the Company's peer companies (as determined in the Lipis survey).

As mentioned above, in determining targeted cash compensation for the 2009 fiscal year, the Compensation Committee referred to a survey conducted to determine the NEOs' overall cash compensation for the 2008 fiscal year. Such survey was prepared by an independent consulting firm, Lipis Consulting, Inc., which specializes in compensation analysis. The Compensation Committee requested that the consulting firm develop a peer group which included other "high tech" companies and report the base salaries, incentive cash bonuses and equity awards paid to officers in the peer group holding positions similar to the NEOs. The Compensation Committee also requested information as to the total compensation package and the ratio of the different elements within such total compensation package for the comparably positioned officers in the peer group. The consulting firm performed a statistical survey of the peer group companies but did not recommend specific changes to the NEOs' compensation packages. The consulting firm's study included information with respect to 59 publicly held technology companies.[1] Over 50% of the peer group consisted of companies in the semiconductor industry.

In allocating cash compensation between base salary and cash bonus payments, the Compensation Committee believes that because the Company's executive officers have the greatest ability to influence the Company's performance, the ratio of cash bonus to base salary should be higher with respect to the NEO's compensation than the ratio used for its other employees. Accordingly, the Compensation Committee allocated approximately 35% of the CFO's and CTO's targeted cash compensation to cash bonus payments and, with respect to the CEO, who is the individual with the greatest ability to influence the Company's

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1 The peer group reviewed by the Compensation Committee's independent compensation consultant consisted of the following companies:

Hytek Microsystems Inc, Logicvision Inc, Tripath Technology Inc, Universal Display Corp, DPAC Technologies Corp, Mosys Inc, NVE Corp, Micropac Industries Inc, Micro Linear Corp/CA/, Alliance Fiber Optic Product, Simtek Corp, Quicklogic Corp, Transwitch Corp, Ramtron International Corp, HI/FN Inc, AXT Inc, Mellanox Technologies Ltd, Transmeta Corp, HEI Inc, 8X8 Inc, Techwell Inc, Staktek Holdings Inc, GSI Technology Inc, Virage Logic Corp, Centillium Communications, Advanced Power Technology Inc, Color Kinetics Inc, Catalyst Semiconductor Inc, Rae Systems Inc, Exar Corp, Microtune Inc, Optical Communication Prods, Volterra Semiconductor Corp, Sipex Corp, Stratos International Inc, Advanced Analogic Tech, PLX Technology Inc, Zilog Inc, Kopin Corp, Netlogic Microsystems Inc, Supertex Inc, ESS Technology Inc, Leadis Technology Inc, Evergreen Solar Inc, Monolithic Power Systems Inc, Oplink Communications Inc, White Electronic Designs CP, Energy Conversion Dev, Pericom Semiconductor Corp, Anaren Inc, Hittite Microwave Corp, Pixelworks Inc, Ikanos Communications Inc, First Solar Inc, Mindspeed Technologies Inc, Sirenza Microdevices Inc, Zarlink Semiconductor Inc, IPG Photonics Corp, American Science Engineering.

performance, 50% of his targeted cash compensation to cash bonus payments with, in each case, an even greater portion of total cash compensation being at risk and tied to performance if the maximum performance objectives under the Bonus Plan are accomplished. In addition to cash compensation, the NEOs' compensation typically includes an equity component to align the NEOs' interests with the long-term interests of the Company's stockholders. In determining equity awards for each NEO, the Compensation Committee takes into account Company performance, the NEO's scope of responsibility and the importance to the Company of such NEO.

Elements of Executive Compensation.

Base Salary. The Compensation Committee believes in providing the NEOs with a level of cash compensation in the form of base salary that is generally competitive with the base salaries paid to the executive officers of the Company's peer companies. Base salary is intended to provide an element of certainty and security to the NEOs on an ongoing basis. The Compensation Committee reviews base salaries at the end of each fiscal year and adjusts them as warranted. With respect to the 2009 fiscal year, primarily based upon the Lipis compensation survey, the Compensation Committee recommended that the base salaries of the NEOs be increased to bring them on par with the base salaries paid at the median level of the Company's peer companies in the survey. (In the 2008 fiscal year, the Company had started the process of increasing the base salaries of the NEOs to be on par with those paid at the median level of the Company's peer group but the Compensation Committee at that time believed that an immediate increase to such median level was not appropriate. For the 2009 fiscal year, the Compensation Committee recommended that the balance of the increase necessary to bring the NEOs' base salaries to the median level of the peer companies be awarded.) Specifically, the Compensation Committee recommended, and the independent members of the Board approved, a base salary increase of $52,686 for the CEO, $17,680 for the CFO and $10,192 for the CTO for the 2009 fiscal year. From time to time, the Compensation Committee may again make adjustments in order to better equate the cash compensation payable to the NEOs with the cash compensation payable to similarly situated officers at the Company's peers.

Bonus Plan. The Company maintains the Bonus Plan pursuant to which it pays short-term incentive cash bonuses based upon achievement of certain Company performance objectives (relating to sales and adjusted EBITDA results, each term as described under the Bonus Plan) established by the Compensation Committee at the beginning of each fiscal year. Under the Bonus Plan, each NEO is assigned a targeted cash bonus expressed as a percentage (ranging between 35% and 50%) of such NEO's base salary. The NEO is eligible to earn up to 200% of his targeted cash bonus each fiscal year based on the level of achievement of that year's Company performance objectives. The Compensation Committee believes that sales and adjusted EBITDA are the most appropriate and reliable criteria upon which to base cash bonus payments because such data is most fundamental to evaluating the Company's growth and success. The range of Company performance objectives is considered appropriate given the Company's debt, capital structure and projected revenue growth and income. At the end of each fiscal year, the Compensation Committee compares the Company's actual performance to its performance objectives in order to determine the cash bonus for each NEO, which may be less or greater than such NEO's targeted cash bonus, depending on the Company's sales and adjusted EBITDA for the year.

For the 2009 fiscal year, the Compensation Committee set minimum Company performance objectives of sales of $26.3 million and adjusted EBITDA of 3.8% of sales (meaning that if the Company achieved sales of less than $26.3 million or adjusted EBITDA of less than 3.8% of sales, an NEO would not receive any cash bonus under the Bonus Plan for that year) and maximum Company performance objectives of sales of $33.5 million and adjusted EBITDA of 15.6% of sales (meaning that if the Company achieved sales of at least $33.5 million and adjusted EBITDA of at least 15.6% of sales, an NEO would be paid the maximum cash bonus under the Bonus Plan). Between the minimum and the maximum cash bonus payments, the Bonus Plan establishes a matrix that combines the two Company performance objectives (expressed in terms of sales and adjusted EBITDA) and establishes the level of cash bonus earned based on the actual Company performance results. The amount of sales and the adjusted EBITDA that are midway between the minimum and maximum performance objectives are the Company's targeted results for the applicable fiscal year. However, achievement of the targeted result for one of the performance objectives will not result in payment of 100% of the NEOs' targeted cash bonus unless the other performance objective is also achieved at the targeted result. Given the Company's historical performance, the Compensation Committee believes that the Company performance objectives are realistic and attainable at the minimum level and inspirational but plausible at the maximum level and accordingly provide motivation to the NEOs under a wide range of circumstances. For its 2009 fiscal year, the Company achieved in the range of its targeted sales results ($30 million) and in the low range of its adjusted EBITDA (6% of sales). As a result, under the Bonus Plan each NEO was awarded 60% of his cash bonus opportunity for the 2009 fiscal year which for the CEO was 30% of his base salary, or a cash bonus of $88,000, for the CFO was 21% of his base salary, or a cash bonus of $47,250, and for the CTO was 21% of his base salary, or a cash bonus of $44,100. The Compensation Committee is authorized to make discretionary cash bonus payments to the NEOs (without regard to the satisfaction of performance objectives) due to extraordinary circumstances during a fiscal year, but no such discretionary cash bonuses were paid to the NEOs for the 2009 fiscal year.

Equity Plan. Under the Company's 2007 Equity Incentive Plan (Equity Plan), the Company may grant stock options and stock awards, which may be subject to time-based or performance-based vesting. The Compensation Committee believes that equity awards are an important component of long-term compensation, helping to attract and retain executive talent. In the 2009 fiscal year, the Compensation Committee approved a stock option grant under the Equity Plan to the CEO (on account of the Company's financial performance) of 100,000 shares, to the CFO (on account of the Company's compliance with regulatory requirements including under the Sarbanes-Oxley Act) of 50,000 shares and to the CTO (on account of the Company's technological developments) of 50,000 shares.

Post-Termination Benefits and Change in Control Arrangements. The Company does not currently provide any NEO with benefits in the event of employment termination or a change in control of the Company, although under the Equity Plan the Board may, in its sole discretion, accelerate vesting of stock options and stock awards in connection with a change in control. Nonetheless, the Compensation Committee views such post-termination benefits as a potentially valuable compensation element to attract and retain the highest quality executive officers and will continue to evaluate their usefulness on a case-by-case basis.

Benefits. In terms of health benefit plans, retirement plans and perquisites, the NEOs receive the same benefits and perquisites as all other Company employees except that the NEOs are entitled to supplemental long-term disability benefits which are greater than those offered by the Company to its other employees. The cost to the Company for this benefit is included in the Summary Compensation Table under the category "All Other Compensation."

Certain Tax and Accounting Considerations: Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the deductibility of compensation (other than qualified performance-based compensation) in excess of $1,000,000 paid in a taxable year to a company's chief executive officer and the four other most highly compensated executive officers. The Compensation Committee considers the impact of this deductibility limitation on its compensation program; however, in certain cases, the Compensation Committee may determine that the Company's interest in providing necessary compensation to these executives may outweigh its interest in tax deductibility.

Current accounting rules, including Statement on Financial Accounting Standards No. 123R (FAS 123R), "Share-Based Payment," require the Company to record, as an expense, the estimated fair value of stock option and restricted stock grants, which reduces the Company's reported profits. The Compensation Committee considers the impact of this expense when determining the type and value of equity awards to be granted to its employees, including the NEOs.

The Company uses the Black-Scholes model to determine the fair value of equity grants, ensuring that the amount of compensation accrued annually by the Company in connection with its stock option grants may be more easily compared year to year since the Black-Scholes model is the same methodology used by the Company to determine its compensation expense under FAS 123R.

Compensation Committee Report

We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in the Company's 2009 Stockholder Meeting Schedule 14A Proxy Statement (Proxy Statement), filed pursuant to Section 14(a) of the Securities Exchange Act of 1934. Based on the reviews and discussions referred to above, we have recommended to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Company's Proxy Statement.

Compensation Committee
M. Scott Farese (Chairman)
Lance Brewer
Stephen P. Soltwedel

EXECUTIVE COMPENSATION TABLES AND NARRATIVE DISCLOSURE

The following tables set forth compensation for the Company's President and Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Technology Officer (CTO) (together, Named Executive Officers or NEOs) for the 2009 fiscal year.

Summary Compensation Table

The following table sets forth the compensation of the Named Executive Officers for the fiscal years ended March 31, 2009, 2008 and 2007.

Name & Position	Year	Salary ($)	Stock Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Richard D. Kurtz, CEO	2009	295,006	23,913	88,502	14,480	421,901
	2008	256,000	8,095	-	6,332	262,332
	2007	185,000	17,406	64,750	8,690	275,846
Robin F. Risser, CFO	2009	224,994	24,124	47,248	14,867	311,233
	2008	206,928	14,247	-	9,418	216,346
	2007	185,000	17,525	45,325	8,682	256,532
Steven Williamson, CTO	2009	209,997	24,124	44,099	14,056	292,276
	2008	200,008	14,247	-	8,918	208,926
	2007	185,000	17,525	45,325	8,502	256,352

1) Represents the amount of compensation cost recognized by the Company in the 2007 through 2009 fiscal years related to stock option awards granted in the reported fiscal year and any prior years, as described in Statement of Financial Accounting Standards No. 123R (SFAS 123R). Accordingly, the dollar amounts listed do not necessarily reflect the dollar amount of compensation that may be realized by the Named Executive Officers. For a discussion of valuation assumptions see Note 1 to the Company's 2009, 2008 and 2007 Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended March 31, 2009, 2008 and 2007.

2) Amounts include life insurance premiums, Company matching contributions to the 401K Savings Plan and long-term disability premiums.

Grants of Plan-Based Awards Table

The Company provides cash incentive awards to the NEOs pursuant to the Executive Incentive Compensation Plan (Bonus Plan). Annually, the Compensation Committee establishes a targeted cash bonus for each NEO based on a percentage of his annual base salary. With respect to the 2009 fiscal year, the CEO's targeted cash bonus was 50% of his 2009 annual base salary and the CFO's and the CTO's targeted cash bonuses were 35% of their 2009 annual base salaries. The Bonus Plan provides for a range of potential cash bonus payments based on the Company's achievement of sales and adjusted EBITDA results (each term, as described under the Bonus Plan) which are approved by the Compensation Committee at the beginning of the fiscal year and are set forth in a matrix of potential results. The NEOs are eligible for cash bonus payments under the bonus matrix ranging from 20% to 200% of their targeted cash bonuses based on the Company's sales and adjusted EBITDA results for the fiscal year. Due to the sales and adjusted EBITDA results achieved by the Company for the 2009 fiscal year, each NEO was entitled to receive 60% of his targeted cash bonus for the 2009 fiscal year. A discussion of the Compensation Committee's administration of the Bonus Plan is provided under the heading "Compensation Discussion and Analysis."

Estimated Future Payout Under Non-Equity Incentive Plan Awards

Name	Estimated Future Pay-Outs Under Non-Equity Incentive Plan Awards (1)			Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(3)
	Threshold ($)	Target ($)	Maximum ($)				
Richard D. Kurtz	29,500	147,503	295,006	6/10/2008	100,000	1.50	19,197
Robin F. Risser	15,750	78,748	157,499	6/10/2008	50,000	1.50	9,599
Steven Williamson	14,700	73,499	146,998	6/10/2008	50,000	1.50	9,599

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1) The threshold, target and maximum amounts which could be paid under the Bonus Plan with respect to the 2009 fiscal year represent 20%, 100% and 200%, respectively, of each NEO's targeted bonus. A discussion of the Bonus Plan is provided under the heading "Compensation Discussion and Analysis."

2) Each such award consists of an option to purchase shares of Common Stock that has a term of ten years and becomes exercisable as to one-fourth of the shares covered by the award on each of the six month, first, second and third anniversaries of the grant date.

3) Represents the value estimated by the Company for any restricted stock and option awards granted in the 2009 fiscal year, as described in Statement of Financial Accounting Standards No. 123R (SFAS 123R). Accordingly, the dollar amounts listed do not necessarily reflect the dollar amount of compensation that may be realized by the Named Executive Officer. The grant date fair value of option awards granted in the 2009 fiscal year was $.70 per share. For a discussion of valuation assumptions see Note 1 to the Company's 2009, 2008 and 2007 Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended March 31, 2009, 2008 and 2007.

Narrative Addendum to the Summary Compensation Table and the Grants of Plan-Based Awards Table

Equity Plan

The only compensation plan pursuant to which the Company presently grants equity awards is its 2007 Equity Incentive Plan (Equity Plan). Pursuant to the Equity Plan, employees, including the Named Executive Officers, may be granted stock options and restricted stock awards (Awards). The exercise price of all stock options, including Incentive Stock Options (ISOs) as defined by Section 422 of the Internal Revenue Code of 1986, is the fair market value on the date of the grant. All employees of the Company and its subsidiaries as well as the Company's non-employee directors, consultants and advisors are eligible to receive Awards under the Equity Plan. The Equity Plan provides that the Compensation Committee may determine which employees are granted Awards and the number of shares subject to each Award. In the 2009 fiscal year, the Company granted stock options to the NEOs. The non-employee directors also received automatic grants of stock awards as further described in the narrative following the Director Compensation Table.

Upon termination of employment (unless due to death, disability or retirement), options granted to an employee remain exercisable for three months following such termination. Subject to certain conditions, upon a termination of employment due to the death of an employee, all options then held become fully exercisable and remain so for the remainder of their terms. Subject to certain conditions, upon the termination of employment due to the retirement or disability of an employee, all options then held will continue to vest and will remain exercisable for the remainder of their terms. Upon a termination of employment for any reason, restricted stock granted to an employee as to which vesting conditions have not been satisfied or waived are forfeited.

Prior to the adoption of the Equity Plan, the Company granted options under its 1997 Employee Stock Option Plan and its 2000 Stock Option Plan (together, Prior Option Plans). Following adoption of the Equity Plan, the Company ceased to award options under the Prior Option Plans. However, all outstanding options awarded under the Prior Option Plans continue to be governed by the terms of such Prior Option Plans.

Outstanding Equity Awards at Fiscal Year End Table

The following table sets forth information regarding the unexercised options held by each of the NEOs as of March 31, 2009.

Name	Number of Securities Underlying Unexercised Options – Exercisable (#)	Number of Securities Underlying Unexercised Options – Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Richard D. Kurtz	25,000		5.34	2/22/2010
	150,000		3.19	8/25/2010
	70,000		0.80	4/20/2011
	25,000		0.86	8/17/2011
	150,000		0.67	2/20/2012
	150,000		0.93	5/19/2013
	28,000		2.25	6/10/2014
	16,800	4,200(1)	2.32	6/03/2015
	25,000	75,000(2)	1.50	6/03/2018
Robin F. Risser	100,000		2.11	5/02/2015
	12,500	37,500(2)	1.50	6/03/2018
Steven Williamson	100,000		2.11	5/02/2015
	12,500	37,500(2)	1.50	6/03/2018

1) The option was granted on June 3, 2005 and becomes exercisable as to 20% of the shares underlying the option on the six month, first, second, third and fourth anniversaries of the grant date.

2) The option was granted on June 10, 2008 and becomes exercisable as to 25% of the shares underlying the option on the six month, first, second and third anniversaries of the grant date.

Option Exercises and Stock Vested

No stock options were exercised by, and no restricted stock vested with respect to, any of the NEOs during the fiscal year ended March 31, 2009.

Post-Termination Benefits and Change in Control

Currently, no Named Executive Officer is eligible for any post-termination benefits, including the payment of any amounts or provision of any benefits in connection with a change in control of the Company.

Director Compensation Table

The table below summarizes the compensation paid by the Company to its non-employee directors for the fiscal year ended March 31, 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards $(1)	Option Awards ($)(1)	Total ($)
Lance Brewer	47,900	-	7,948	55,848
M. Scott Farese	51,650	25,000	-	76,650
Donald Pastor	47,150	-	7,948	55,098
Steve P. Soltwedel	54,400	25,000	-	79,400

1) Represents the amount of compensation cost recognized by the Company in the 2009 fiscal year related to stock option awards and restricted stock awards granted in the 2009 fiscal year and any prior years, as described in Statement of Financial Accounting Standards No. 123R (SFAS 123R). Accordingly, the dollar amounts listed do not necessarily reflect the dollar amount of compensation that may be realized by the directors. For a discussion of valuation assumptions see Note 1 to the Company's 2009 Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended March 31, 2009.

Director Fees

During the 2009 fiscal year, each non-employee director was paid an annual retainer of $40,650 plus a fee of $1,000 for each Board meeting attended. In addition each non-employee committee member was paid $1,000 for each committee meeting attended, and the Chairman of the Compensation Committee received $250 per quarter and the Chairman of the Audit Committee received $625 per quarter. In addition, the Company reimburses any out-of-town non-employee directors for expenses associated with travel to any Board meeting.

Automatic Equity Grants

The Company's non-employee directors participate in the Equity Plan. Under the Equity Plan, upon a non-employee director's initial appointment to the Board, such director receives an automatic initial stock grant covering that number of shares of Common Stock having a fair market value of $25,000 on the date of the grant (pro-rated for the period from the date of appointment to the following September 1), which fully vests on the six month anniversary of the grant date. On September 1 of each year, each then serving non-employee director receives an automatic annual stock grant covering that number of shares of Common Stock having a fair market value of $25,000 on the date of grant, which fully vests on the six month anniversary of the grant date. Any non-employee director, however, who received an initial option grant under any prior option plans that is not fully-vested on the date such director would otherwise receive an automatic stock grant will not be entitled to receive such stock grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is the obligor with respect to a promissory note held by Mr. Risser, a director of the Company and its CFO (the Risser Note), and a promissory note held by Mr. Williamson, the Company's CTO (the Williamson Note). The notes were entered into in connection with the Company's acquisition of Messrs. Risser's and Williamson's equity interests in Picometrix, Inc. in 2005. The highest amount owing under the Risser Note during the 2009 fiscal year was $616,833, which was the amount owing as of April 1, 2008. The highest amount owing under the Williamson Note during the 2009 fiscal year was $1,233,667, which was the amount owing as of April 1, 2008. As of March 31, 2009, $466,833 was outstanding under the Risser Note and $933,667 was outstanding under the Williamson Note. The principal and interest on the Notes is payable in annual installments and each promissory note accrues interest at the rate of 9.25% per annum. As approved by the Company's Audit Committee, the Company entered into an amendment of each Note to extend the due date for the fourth annual installment under the Notes (in the aggregate amount of $450,000) to December 1, 2009 and the final installment (in the aggregate amount of $950,500) to March 1, 2010 from the original agreement payment date of May 1, 2009. Accordingly, the final payment under the Notes is due on March 1, 2010. With respect to the fiscal year ended March 31, 2009, the Company paid $150,000 in principal and $37,527 in interest under the Risser Note and $300,000 in principal and $75,054 in interest under the Williamson Note.

The Company's written Code of Business Conduct and Ethics provides that all conflicts of interest, including transactions with executive officers, directors or their family members, are prohibited unless approved by the Board or a Committee of the Board. In addition, all directors and executive officers are required to annually complete a questionnaire to identify their related interests and are required to notify the Company of any changes in that information. These reports are reviewed by the Company and, as appropriate, the Company's outside counsel. If any director, executive officer or other employee of the Company becomes aware of a conflict of interest or potential conflict of interest, such person is required to bring it to the attention of an executive officer, the Audit Committee or the Board.

RELATIONSHIP WITH INDEPENDENT AUDITORS

BDO Seidman, LLP, independent auditors, audited the Company's financial statements for the 2009 fiscal year. BDO Seidman, LLP has been engaged by the Company as its independent auditor since July 19, 2007. Representatives of BDO Seidman are expected to be present at the Annual Meeting to respond to appropriate questions from stockholders and to make a statement if they desire to do so.

INDEPENDENT AUDITOR FEES

The following table sets forth the aggregate fees billed to the Company for professional audit services rendered by BDO Seidman, LLP for the audit of the Company's annual financial statements and review of its financial statements included in the Company's quarterly reports on Form 10-Q for t he 2009 and 2008 fiscal years, and fees billed for other services rendered by BDO Seidman for such fiscal years.

	2009	2008
Audit Fees (1)	$167,987	$178,238
Audit Related Fees	-0-	-0-
Tax Fees	-0-	-0-
All Other Fees	-0-	-0-
Total	**$167,987**	**$178,238**

1) The fees were related to the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K, reviews of its interim financial statements included in the Company's Quarterly Reports on Form 10-Q, services rendered in connection with the review and our response to a SEC comment letter and for work performed on the S-3 Registration Statement..

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that the Company's independent auditor is permitted to perform for the Company under applicable federal securities regulations. While it is the general policy of the Audit Committee to make such determinations at full Audit Committee meetings, the Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee, provided that all such decisions are presented to the full Audit Committee at its next regularly scheduled meeting.

AUDIT COMMITTEE REPORT*

For the fiscal year ended March 31, 2009, the Audit Committee consisted of M. Scott Farese, Stephen P. Soltwedel and Donald Pastor. The Board has affirmatively determined that Messrs. Farese, Soltwedel and Pastor are independent as determined under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the NYSE Amex listing standards. The Committee operates under a written charter adopted by the Board.

As required by its written charter, which sets forth its responsibilities and duties, the Audit Committee reviewed and discussed our audited financial statements as of and for the year ended March 31, 2009 with management, the internal auditor and BDO Seidman, LLP (BDO), our independent registered public accounting firm. Management represented that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Committee reviewed and discussed the audited consolidated financial statements, as well as the unaudited financial statements included in Quarterly Reports on Form 10-Q for each of the first three quarters of the fiscal year, with management and BDO. The Committee discussed with BDO matters required to be discussed by the Statement of Auditing Standards No. 61 (Communication with Audit Committees). BDO also provided the Committee with the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board, and the Committee discussed with BDO its independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included or incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended March 31, 2009 for filing with the Securities and Exchange Commission.

Audit Committee
Stephen P. Soltwedel (Chairman)
Donald Pastor
M. Scott Farese

* Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the 1934 Act, the Audit Committee Report shall not be incorporated by reference in any such filings.

MISCELLANEOUS

Annual Report

The Company's 2009 Annual Report is being mailed to stockholders contemporaneously with this Proxy Statement.

Form 10-K

AT YOUR WRITTEN REQUEST, WE WILL PROVIDE WITHOUT CHARGE A COPY OF OUR ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SEC FOR THE FISCAL YEAR ENDED MARCH 31, 2009. PLEASE MAIL YOUR REQUEST TO THE SECRETARY, ADVANCED PHOTONIX, INC., 2925 BOARDWALK, ANN ARBOR, MICHIGAN 48104. YOU MAY ALSO ACCESS OUR FORM 10-K UNDER THE "INVESTORS" LINK ON OUR WEBSITE AT WWW.ADVANCEDPHOTONIX.COM.

Proposals of Stockholders; Stockholder Business

If you wish to submit a proposal for consideration at our 2010 Annual Meeting of Stockholders, you should submit the proposal in writing to the Secretary of the Company at the address set forth on the Notice page of this Proxy Statement. Proposals must be received by us on or before March 19, 2010, for inclusion in next year's proxy materials. If you submit a proposal you must, in all other respects, comply with Rule 14a-8 under the Securities Exchange Act of 1934. If next year's annual meeting is held on a date more than 30 days before or after August 21, 2010, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. If you intend to present a proposal at our 2010 Annual Meeting without inclusion of the proposal in our proxy materials, you are required to provide notice of the presenting proposal to the Company in accordance with our by-laws no later than June 22, 2010 nor earlier than May 23, 2010.

If a properly submitted stockholder proposal is received after June 22, 2010, we may vote in our discretion as to that proposal all of the shares for which we have received proxies for the 2010 Annual Meeting of Stockholders.

Your vote is important. We urge you to vote without delay.

By Order of the Board of Directors,

ROBIN F. RISSER,
Secretary

Dated: July 17, 2009

Advanced Photonix, Inc.
2009 ANNUAL REPORT TO STOCKHOLDERS
BUSINESS OVERVIEW

General

Advanced Photonix, Inc. ® (the Company, we or API), was incorporated under the laws of the State of Delaware in June 1988. The Company is engaged in the development and manufacture of optoelectronic devices and value-added sub-systems and systems. The Company serves a variety of global Original Equipment Manufacturers (OEMs), in a variety of industries. The Company supports the customers from the initial concept and design phase of the product, through testing to full-scale production. The Company has two manufacturing facilities located in Camarillo, California and Ann Arbor, Michigan.

Products and Technology

Our Business

API is a leading supplier of optoelectronic semiconductors packaged into high-speed optical receivers, custom optoelectronic subsystems and Terahertz instrumentation, serving a variety of global OEM markets. Our patented high-speed optical receivers include Avalanche Photodiode technology (APD) and PIN-photodiode technology based upon III-V materials, including InP, InAlAs, and GaAs. Our optoelectronic subsystems are based on our silicon Large Area Avalanche Photodiode (LAAPD), PIN (positive-intrinsic-negative) photodiode, FILTRODE® detectors and LED assemblies. Our newly emerging Terahertz sensor product line is targeted at the industrial Non-Destructive Testing (NDT), quality control, homeland security and military markets. Using our patented fiber coupled technology and high speed Terahertz generation and detection sensors, we are engaged in transferring Terahertz technology from the application development laboratory to the factory floor.

We support the customer from the initial concept and design of the semiconductor, hybridization of support electronics, packaging and signal conditioning or processing from prototype through full-scale production and validation testing. The target markets served by us are Industrial Sensing/NDT, Military/Aerospace, Telecom, Medical and Homeland Security.

Technology & Manufacturing Capabilities

Our basic technologies and manufacturing capabilities include the following:

- Optoelectronic semiconductor design and micro fabrication of III-V compound semiconductor (InP and GaAs) and Silicon (Si) devices including photodetectors and terahertz transmitters/receiver antenna,
- MBE growth of high-speed III-V compound semiconductor material including GaAs, InAlAs and InP,
- High speed semiconductor analog amplifier specification, evaluation and design for outside fabrication,
- Opto-electronic hybrid packaging of semiconductor devices combining opto-electronic devices with high-speed electronics and fiber optics,
- Vapor deposition and/or ion implantation for Silicon based PIN & APD photo-detectors,
- Terahertz (THz) systems, subsystems, transmitters and receivers, and
- Femtosecond laser pulse control and system integration.

Core Products

The core product technologies used in the majority of our products are opto-electronic semiconductor devices, including photodiodes and antennae made of Si or III-V compound semiconductor material and high speed semiconductor analog amplifiers. Photodiodes and antennae sense light of varying wavelengths and intensity and convert that light and/or Terahertz wave into electrical signals. Analog amplifiers increase the converted electrical signals output power to a level required to communicate with follow on electrical components. We manufacture photodiodes of varying complexity, from basic PIN photodiode to the more sophisticated APD and antennae that transmit and receive Terahertz signals (Transceiver). The APD is a specialized photodiode capable of detecting very low light levels due to an internal gain phenomenon known as avalanching. All photodiode and THz devices are designed by our experienced engineering staff, and fabricated in state-of-the-art clean rooms. Some of our analog amplifiers are specified and tested by our engineering staff, designed by subcontractors and fabricated by outside suppliers. Our products include the following:

- High Speed Optical Receivers (10Gb/s & 40Gb/s) which are packaged InP, InAlAs, or GaAs PIN and/or APD photodiodes with amplifiers
- Packaged PIN and APD photodiodes in Si and III-V materials (InP, InAlAs, GaAs)
- Packaged Si APD components, with and without thermo-electric coolers
- Packaged Si LAAPD components
- Packaged Si photodiodes with patented FILTRODE® technology integrating optical filters directly on photodiode chips
- Terahertz Systems & subsystems utilizing III-V materials for Terahertz transmitters &/or receivers

Terahertz Technology

The newest technology the Company is pursuing is Terahertz (THz) or the Company's T-Ray® technology. THz is a region of the electromagnetic (EM) Spectrum that is just beginning to be explored. THz lies between microwave and infrared waves on the EM spectrum. While microwaves and infrared waves have been explored and commercialized for decades, THz waves are in the early stages of being explored and commercialized due to the fact that they have historically been very difficult to generate and detect. Recent advances in femtosecond lasers and ultra-fast semiconductor and electro-optic devices combined with fiber-optic packaging technologies have enabled the development of practical T-Ray® instrumentation for the research market and as a result application/market development of THz technology has recently accelerated. THz can be used to "look" through and beneath materials with high 2-dimensional (2-D) and 3-dimensional (3-D) spatial resolution roughly equivalent to the resolution of the human eye or better. It can also uniquely identify the chemical composition of many hidden or subsurface objects and has been determined to have non-ionizing radiation, which is not harmful to humans at the power levels commonly used today. THz imaging and spectroscopy market applications include industrial quality control through non-destructive testing (including aerospace and pharmaceutical markets); homeland security and defense screening of people, packages and bags for weapons and weapons of mass destruction; medical imaging and other scientific applications.

We have had significant Terahertz technology and product development since 1997, resulting in over 47 patents or patents pending to date. In 2001, we sold the first commercial THz product, the T-Ray®2000 as a laboratory bench top instrument for application development with spectroscopy and imaging capabilities targeted at the research and development and off-line diagnostic markets. In 2004, we sold the first T-Ray Manufacturing Inspection System (T-Ray® QA1000) for on-line, real-time inspection to NASA for the space shuttle fuel tank inspection in the Return to Flight Program. In March 2008, the Company shipped its next generation THz imaging and spectroscopy system (T-Ray® 4000). The T-Ray® 4000 is significantly smaller, lighter, and more powerful than previous THz generations and incorporates significant technological advancements. The system is 55 pounds and is the size of a briefcase, which is a significant reduction from the 800 pounds refrigerator size T-Ray® QA1000. This system is targeted at the research and industrial NDT quality control market. The T-Ray® 4000 product will also serve as a platform for future industrial process and quality control, homeland security and defense applications.

Markets

Our products serve customers in a variety of global markets, typically North America, Asia, Europe and Australia. The target markets and applications served by us are as follows:

Military:
- Space
- Defense

Industrial/NDT:
- Manufacturing
- Instrumentation
- Display

Medical:
- Diagnostic & Monitoring
- Ophthalmic Equipment
- Medical Imaging

Telecommunications:
- Telecom Equipment
- Test and Measurement

Homeland Security:
- Baggage/Cargo Scanning
- Passenger Screening

Recent Developments

The Company began consolidating semiconductor fabrication into its Ann Arbor, Michigan facility in June 2006. Approximately $2.3 million has been spent to date for operating expenses and $1.9 million for capital expenditures for this consolidation. The Company anticipates spending less than $100,000 in additional operating expense in FY 2010 to complete the re-provisioning of the previous wafer fabrication operations in Camarillo, California to assembly and test facilities. As a result, the Company estimates, the total consolidation operating expenses will be $2.4 million upon completion of the project.

Raw Materials

The principal raw materials used by the Company in the manufacture of its semiconductor components and sensor assemblies are silicon and III-V material (InP, GaAs) wafers, chemicals, gases and metals used in processing wafers, gold wire, solders, electronic components, high speed specialized semiconductor amplifiers and a variety of packages and substrates, including metal, printed circuit board, flex circuits, ceramic and plastic packages. All of these raw materials, except high speed specialized semiconductor amplifiers, can be obtained from several suppliers. High speed specialized semiconductor amplifiers used in our HSOR components are typically sole sourced. From time to time, particularly during periods of increased industry-wide demand, silicon wafers, III-V wafers (InP, GaAs), certain metal packages and other materials have been in short supply. However, the Company has not been materially affected by such shortages. As is typical in the industry, the Company allows for a significant lead-time (2 months or greater) between order and delivery of raw materials.

Research and Development

Since its inception in June 1988, the Company has incurred material research and development (R&D)expenses, with the intent of commercializing these investments into profitable new standard and custom product offerings. During the fiscal years ended in 2009 and 2008, research and development expenses amounted to $4.7 million and $4.2 million, respectively. The Company expects that an increase in research and development funding will be required for new projects/products as well as the continuing development of new derivatives of the Company's current product line. The Company has in the past, and will continue to pursue customer funded, as well as internally funded, research and development projects when they are in support of the Company's development objectives.

As the Company begins the new 2010 fiscal year, the following research and development projects are currently underway:

- HSOR - next generation photodiodes and high-speed optical receivers for both the 40G and 100G telecommunications market,
  - 40G DPSK and DQPSK long haul and metro markets
  - 40G NRZ short reach market
  - 100G DP-QPSK long haul and metro markets
  - 100G NRZ short reach market
  - Cost Reduction and performance enhancements through vertical integration of strategic 40G and 100G components

- THz –
  - Application development utilizing the T-Ray® 4000 product platform for industrial quality and process control targeted at the aerospace, pharmaceutical and consumer product markets,
  - T-Ray® 4000 cost reduction and durability initiatives for high volume industrial QC markets
  - T-Ray® 4000 product platform research and development for homeland security/military markets

- Custom optoelectronics - Si PIN and APD photodiode developments to meet unique customer requirements, such as higher speeds, lower electrical noise, and unique multi-element geometries.

Environmental Regulations

The photonics industry, as well as the semiconductor industry in general, is subject to governmental regulations for the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling, and the promotion of occupational safety. Various federal, state and local laws and regulations require that the Company maintain certain environmental permits. The Company believes that it has obtained all necessary environmental permits required to conduct its manufacturing processes. Changes in the aforementioned laws and regulations or the enactment of new laws, regulations or policies could require increases in operating costs and additional capital expenditures and could possibly entail delays or interruptions of operations.

Backlog and Customers

The Company's sales are made primarily pursuant to standard purchase orders for delivery of products. A substantial portion of our revenues are derived from sales to OEMs pursuant to individual purchase orders with short lead times. However, by industry practice, orders may be canceled or modified at any time. Accordingly, we do not believe that the backlog of undelivered product under these purchase orders is a meaningful indicator of our future financial performance. When customers cancel an order, they are responsible for all finished goods, all costs, direct and indirect, incurred by the Company, as well as a reasonable allowance for anticipated profits. No assurance can be given that the Company will receive these amounts after cancellation.

Customers normally purchase the Company's products and incorporate them into products that they in turn sell in their own markets on an ongoing basis. As a result, the Company's sales are dependent upon the success of its customers' products and our future performance is dependent upon our success in finding new customers and receiving new orders from existing customers.

Marketing

The Company markets its products in the United States and Canada through its own technical sales engineers and through independent sales representatives. International sales, including Europe, the Middle East, Far East and Asia, are conducted direct and through foreign distributors and representatives. The Company's products are primarily sold as components or sub-assemblies to OEM's. The Company markets its products and capabilities through industry specific channels, including the Internet, industry trade shows, and in print through trade journals.

Competition

In its target markets, the Company competes with different companies in each of its product platforms; custom optoelectronic, high-speed optical receiver and THz systems. The Company believes that its principal competitors for sales of custom optoelectronic products are small private companies and medium size public companies. In the high-speed optical receiver market the Company believes that its competitors are small private companies and medium to large size public companies. Because the THz product offering includes developing technology applications and markets, the Company believes the competition is mainly from small private companies and divisions of large public companies.

Because the Company specializes in devices requiring a high degree of engineering expertise to meet the requirements of specific applications, it generally does not compete with other large United States, European or Asian manufacturers of standard "off the shelf" optoelectronic components or silicon photodetectors.

Proprietary Technology

The Company utilizes proprietary design rules and processing steps in the development and fabrication of its PIN and APD photodiodes, THz transmitters and receivers, fiber-coupled THz subsystems/systems, and THz applications. The Company has a significant number of patents pending and owns the following patents and registered trademarks:

Patent #	Title	Issue Date
142,195	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (US)	Apr-05
660,471	HIGHLY-DOPED P-TYPE CONTRACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (KOREA)	Apr-06
765,715	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (AUSTRIA)	Jan-04
766,174	ENHANCED PHOTODETECTOR (KOREA)	Oct-07
809,655	METHOD AND APPARATUS TO MONITOR PHASE CHANGES IN MATTER WITH TERAHERTZ RADIATION (KOREA)	Feb-08
811,365	PLANAR AVALANCHE PHOTODIODE (KOREA)	Feb-08
817,638	FOCUSING FIBER OPTIC (KOREA)	Mar-08
934,665	TRADEMARK APPLICATION FOR T-RAY TRADEMARK (MADRID PROTOCOL)	Aug-07
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (EP)	Oct-07
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (FRANCE)	Oct-07
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (GREAT BRITAIN)	Oct-07
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (ITALY)	Oct-07
DE69937406	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (GERMANY)	Oct-07
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (EP)	Aug-06
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (AUSTRIA)	Aug-06
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (FRANCE)	Aug-06
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (ITALY)	Aug-06
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (GREAT BRITAIN)	Aug-06
1,570,306	PRECISION FIBER ATTACHMENT (EP)	Aug-08

1,570,306	PRECISION FIBER ATTACHMENT (ITALY)	Aug-08
1,570,306	PRECISION FIBER ATTACHMENT (FRANCE)	Aug-08
1,570,306	PRECISION FIBER ATTACHMENT (GREAT BRITAIN)	Aug-08
AT406589	PRECISION FIBER ATTACHMENT (AUSTRIA)	Aug-08
DE60323261	PRECISION FIBER ATTACHMENT (GERMANY)	Aug-08
1,963,580	PICOMETRIX TRADEMARK	Mar-96
2,345,153	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (CANADA)	Mar-04
4,180,824	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (JAPAN)	Sept-08
4,717,946	THIN LINE JUNCTION PHOTODIODE (by Predecessor Co.)	Jan- 88
4,782,382	HIGH QUANTUM EFFICIENCY PHOTODIODE DEVICES (by Predecessor Co.)	Nov-88
5,021,854	SILICON AVALANCHE PHOTODIODE ARRAY	Jun-91
5,057,892	LIGHT RESPONSIVE AVALANCHE DIODE	Oct-91
5,146,296	DEVICES FOR DETECTING AND/OR IMAGING SINGLE PHOTOELECTRON	Sep-92
5,311,044	AVALANCHE PHOTOMULTIPLIER TUBE	May-94
5,477,075	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-95
5,757,057	LARGE AREA AVALANCHE ARRAY	May-98
5,801,430	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Sep-98
6,005,276	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-99
6,029,988	COMPACT FIBER PIGTAILED TERAHERTZ IMAGING SYSTEM (GREAT BRITAIN)	Aug-06
6,111,299	ACTIVE LARGE AREA AVLANCHE PHOTODIODE ARRAY	Aug-00
6,262,465	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Jul-01
6,320,191	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GENERATION AND DETECTION SYSTEM	Nov-01
6,816,647	COMPACT FIBER PIGTAILED TERAHERTZ IMAGING SYSTEM	Nov-04
6,849,852	SYSTEM AND METHOD FOR MONITORING CHANGES IN STATE OF MATTER WITH TERAHERTZ RADIATION	Feb-05
6,936,821	AMPLIFIED PHOTOCONDUCTIVE GATE	Aug-05
7,039,275	FOCUSING FIBER OPTIC	May-06
7,078,741	HIGH-SPEED ENHANCED RESPONSIVITY PHOTO DETECTOR	Jul-06
7,263,266	PRECISION FIBER ATTACHMENT	Aug-07
7,348,607	PLANAR AVALANCHE PHOTODIODE	Mar-08
7,348,608	PLANAR AVALANCHE PHOTODIODE	Mar-08
7,449,695	TERAHERTZ IMAGING SYSTEM FOR EXAMINING ARTICLES	Nov-08
7,468,503	PIN PHOTODETECTOR	Dec-08

There can be no assurance that any issued patents will provide the Company with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent owned by the Company, or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and to prevent the infringement of a patent could be substantial. Furthermore, there can be no assurance that the Company's technology will not infringe on patents or rights owned by others, licenses to which might not be available to the Company. Based on limited patent searches, contacts with others knowledgeable in the field of the Company's' technology, and a review of the published materials, the Company believes that its competitors hold no patents, licenses or other rights to technology which would preclude the Company from pursuing its intended operations.

In some cases, the Company may rely on trade secrets to protect its innovations. There can be no assurance that trade secrets will be established, that secrecy obligations will be honored or that others will not independently develop similar or superior technology. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to Company projects, disputes might arise as to the proprietary rights to such information which may not be resolved in favor of the Company.

Employees

As of June 24, 2009 the Company had 153 full time employees (including 3 officers). Included are 33 engineering and development personnel, 9 sales and marketing personnel, 94 operations personnel, and 17 general and administrative personnel (including 3 officers). The Company may, from time to time, engage personnel to perform consulting services and to perform research and development under third party funding. In certain cases, the cost of such personnel may be included in the direct cost of the contract rather than in payroll expense. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are good.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCAHSES OF EQUITY SECURITIES

The Company's Class A Common Stock is traded on the NYSE Amex (AMEX) under the symbol "API".

Stock Performance Graph

The graph below provides an indicator of our cumulative total stockholder return as compared with the AMEX Composite Index and the AMEX Technology Index. The graph assumes an initial investment of $100. The graph covers a period of time beginning in March 28, 2004, through March 31, 2009, which represents the last trading day of the year.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Advanced Photonix, Inc., The AMEX Composite Index
And The AMEX Technology Index
$250
$200
$150
$100
$50
$0
3/28/04
3/27/05
3/26/06
3/25/07
3/31/08
3/31/09
Advanced Photonix, Inc.
AMEX Composite
AMEX Technology

*$100 invested on 3/28/04 in stock or 3/31/04 in index, including reinvestment of dividends.
Indexes calculated on month-end basis.

At June 24, 2009, the Company had 120 holders of record for the Class A Common Stock (including shares held in street name), representing approximately 5,000 beneficial owners of the Class A Common Stock.

Quarterly Stock Market Data

The following table sets forth the high and low closing prices of the Company's Class A Common Stock by quarter for fiscal years 2009 and 2008.

Common Stock Price

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2009	2008	2009	2008	2009	2008	2009	2008
Common Stock[1]								
High	$ 1.90	$ 1.99	$ 2.00	$ 2.20	$ 2.00	$ 2.84	$ 1.08	$ 1.87
Low	$ 1.01	$ 1.55	$ 1.36	$ 1.43	$ .67	$ 1.70	$ .62	$ 1.30

[1] Price ranges on the AMEX

The Company has never paid any cash dividends on its capital stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate that any funds will be available for the payment of cash dividends on its outstanding shares in the foreseeable future. The holders of Common Stock will not be entitled to receive dividends in any year until the holders of the Class A Redeemable Convertible Preferred Stock receive an annual non-cumulative dividend preference of $.072 per share. To date, a total of 740,000 shares of Class A Redeemable Convertible Preferred Stock have been converted into 222,000 shares of Class A Common Stock, leaving outstanding 40,000 shares of Class A Redeemable Convertible Preferred Stock. The aggregate non-cumulative annual dividend preference of such Class A Redeemable Convertible Preferred Stock is $2,880. There is no public market for the Company's Class A Redeemable Convertible Preferred Stock or Class B Common Stock; however, such stock is convertible into Class A Common Stock at the option of the holder and upon transfer by the holder of the Class A Redeemable Convertible Preferred Stock.

SELECTED FINANCIAL DATA

Advanced Photonix, Inc. is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OFOPERATIONS

Forward-Looking Statements

Certain statements contained in this Management's Discussion and Analysis (MD&A), including, without limitation, statements containing the words "may," "will," "can," "anticipate," "believe," "plan," "estimate," "continue," and similar expressions constitute "forward-looking statements." These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks described in the Risk Factors sections and elsewhere in this filing. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this report. The following discussion should be read in conjunction with the Risk Factors as well as our financial statements and the related notes.

Application of Critical Accounting Policies

Application of our accounting policies requires management to make certain judgments and estimates about the amounts reflected in the financial statements. Management uses historical experience and all available information to make these estimates and judgments, although differing amounts could be reported if there are changes in the assumptions and estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory allowances, impairment costs, depreciation and amortization, warranty costs, taxes and contingencies. Management has identified the following accounting policies as critical to an understanding of our financial statements and/or as areas most dependent on management's judgments and estimates.

Global Economic Conditions
The credit markets and the financial services industry continue to experience a period of significant disruption characterized by the bankruptcy, failure, collapse or sale of various financial institutions, increased volatility in securities prices, severely diminished liquidity and credit availability and a significant level of intervention from the United States and other governments. Continued concerns about the systemic impact of potential long-term or widespread recession, energy costs, geopolitical issues, the availability and cost of credit, the global commercial and residential real estate markets and related mortgage markets and reduced consumer confidence have contributed to increased market volatility and diminished expectations for most developed and emerging economies continuing into 2009. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the United States and international markets and economies could restrict our ability to refinance our existing indebtedness, increase our costs of borrowing, limit our access to capital necessary to meet our liquidity needs and materially harm our operations or our ability to implement our business strategy.

Revenue Recognition
Revenue is derived principally from the sales of the Company's products. The Company recognizes revenue when the basic criteria of Staff Accounting Bulletin No. 104 are met. Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, usually in the form of a purchase order, when shipment has occurred since its terms are FOB source, or when services have been rendered, title and risk of loss have passed to the customer, the price is fixed or determinable and collection is reasonably assured in terms of both credit worthiness of the customer and there are no post shipment obligations or uncertainties with respect to customer acceptance.

The Company sells certain of its products to customers with a product warranty that provides warranty repairs at no cost. The length of the warranty term is one year from date of shipment. The Company accrues the estimated exposure to warranty claims based upon historical claim costs. The Company's management reviews these estimates on a regular basis and adjusts the warranty provisions as actual experience differs from historical estimates or as other information becomes available.

The Company does not provide price protection or general right of return. The Company's return policy only permits product returns for warranty and non-warranty repair or replacement and requires pre-authorization by the Company prior to the return. Credit or discounts, which have been historically insignificant, may be given at the discretion of the Company and are recorded when and if determined.

The Company predominantly sells directly to original equipment manufacturers with a direct sales force. The Company sells in limited circumstances through distributors. Sales through distributors represent approximately 5% of total revenue. Significant terms and conditions of distributor agreements include FOB source, net 30 days payment terms, with no return or exchange rights, and no price protection. Since the product transfers title to the distributor at the time of shipment by the Company, the products are not considered inventory on consignment.

Revenue is also derived from technology research and development contracts. We recognize revenue from these contracts as services and/or materials are provided.

Impairment of Long-Lived Assets
As of March 31, 2008 and March 31, 2009, our consolidated balance sheet included $4.6 million in goodwill. Goodwill represents the excess purchase price over amounts assigned to tangible or identifiable intangible assets acquired and liabilities assumed from our business acquisitions.

In accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets"*, goodwill and intangible assets that are not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of the asset with its carrying amount, as defined. SFAS 142 requires a two-step method for determining goodwill impairment. Step one is to compare the fair value of the reporting unit with the unit's carrying amount, including goodwill. If this test indicates that the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

We determine the fair value of our single reporting unit to be equal to our market capitalization plus a control premium. Market capitalization is determined by multiplying the shares outstanding on the assessment date by the average market price of our common stock over a 10-day period before and a 10-day period after each assessment date. We use this 20-day duration to consider inherent market fluctuations that may affect any individual closing price. We believe that our market capitalization alone does not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business. As such, in determining fair value, we add a control premium — which seeks to give effect to the increased consideration a potential acquirer would be required to pay in order to gain sufficient ownership to set policies, direct operations and make decisions related to our company — to our market capitalization.

The Company's evaluation as of March 31, 2008 and March 31, 2009, indicated there were no impairments. As of March 31, 2008, our market capitalization, calculated as described above, was $31.8 million and our carrying value, including goodwill, was $19.7 million. Because market capitalization significantly exceeded our carrying value, our estimate of the control premium was not a determining factor in the outcome of step one of the impairment assessment. For FY 2009, our market capitalization calculated as described as above, had fallen to $17.1 million and our carrying value, including goodwill, had decreased to $17.9 million. We applied a 25% control premium to market capitalization to determine a fair value of $21.4 million. We believe that including a control premium at this level is supported by recent transaction data in our industry. Absent the inclusion of a control premium greater than 4% for FY 2009, our carrying value would have exceeded fair value, requiring a step two analysis which may have resulted in an impairment of goodwill.

As evidenced above, our stock price and control premium are significant factors in assessing our fair value for purposes of the goodwill impairment assessment. Our stock price can be affected by, among other things, changes in industry or market conditions, changes in our results of operations, and changes in our forecasts or market expectations relating to future results. Significant turmoil in the financial markets and weakness in macroeconomic conditions globally have recently contributed to volatility in our stock price and a significant decline in our stock price during the fourth quarter of FY 2009. Our stock price has fluctuated from a high of $1.08 to a low of $0.62 during the fourth quarter of FY 2009. On numerous occasions during the fourth quarter, our stock price was high enough that our market capitalization exceeded our carrying value without giving effect to a control premium. The current macroeconomic environment, however, continues to be challenging and we cannot be certain of the duration of these conditions and their potential impact on our stock price performance. If our recent stock price decline persists and our market capitalization remains below our carrying value for a sustained period, it is reasonably likely that a goodwill impairment assessment prior to the next annual review in the fourth quarter of fiscal 2010 would be necessary and an impairment of goodwill may be recorded. A non-cash goodwill impairment charge would have the affect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results would be materially adversely affected in such period.

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets"*, the carrying value of long-lived assets, including amortizable intangibles and property and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value. The Company's evaluation for the fiscal year ended March 31, 2009, indicated there were no impairments.

Accounting for Income Taxes
Income tax provisions are provided for taxes currently payable or refundable, and for deferred income taxes arising from future tax consequences of events that were recognized in the Company's financial statements or tax returns. The effects of income taxes are measured based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to an amount that will more likely than not be realized in accordance with SFAS No. 109 *"Accounting for Income Taxes"*.

As part our assessment of the need for a valuation allowance, we consider all available evidence, both positive and negative, including our recent operating results and our forecasting process. The Company forecasts taxable income through its budgeting and planning process each year. The process takes into account existing contracts, firm sales backlog, and projected sales based upon customer supplied forecasts of product purchases its design wins, Company resources needed to fulfill these customers' requirements, and extraordinary expenses that may be part of long-term initiatives to increase shareholder value through revenue growth and efficiency improvements leading to profit improvement. The Company has substantial history, more than 10 years in most cases, with its customers and its market on which its forecasts are based.

At March 31, 2009, our net deferred tax asset before consideration of a valuation allowance was approximately $7.3 million, mainly consisting of net operating loss carry-forwards which expire at various amounts over an approximate 20 year period. In assessing the realizability of deferred tax assets, the Company has determined that at this time it is "more likely than not" that deferred tax assets will not be realized , primarily due to uncertainties related to its ability to utilize the net operating loss carry-forwards before they expire based on the negative evidence of its recent years history of losses, including tax losses in two of the last three years and cumulative taxable losses over the past three years, outweighing the positive evidence of taxable income projections in future years. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible or within the periods before NOL carry forwards expire. As of both March 31, 2009 and 2008, the Company recorded a full valuation allowance on its net deferred tax assets.

Inventories
The Company's inventories are stated at the lower of standard cost (which approximates actual cost under the first-in, first-out method) or market. Slow moving and obsolete inventories are reviewed throughout the year. To calculate a reserve for obsolescence, we begin with a review of our slow moving inventory. Any inventory, which has been slow moving within the past 12 months, is evaluated and reserved if deemed appropriate. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is reserved for at the standard unit cost. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then reserved for. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established. If a product that had previously been reserved for is subsequently sold, the amount of reserve specific to that item is then reversed.

Results of Operations

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Revenues
The Company predominantly operates in one industry segment, light and radiation detection devices that it sells to multiple markets including telecommunications, industrial sensing/NDT, military/aerospace, medical, and homeland security. Revenues by market consisted of the following:

	Year ended			
	March 31, 2009		March 31, 2008	
Telecommunications	$ 6,003,000	21%	$ 5,247,000	22%
Industrial Sensing/NDT	11,327,000	38%	10,095,000	44%
Military/Aerospace	9,215,000	31%	4,412,000	19%
Medical	2,107,000	7%	3,132,000	14%
Homeland Security	1,023,000	3%	329,000	1%
Total Revenues	$ 29,675,000	100%	$ 23,215,000	100%

The Company's revenues for FY 2009 were $29.7 million, an increase of $6.5 million, or 28% from revenues of $23.2 million for the FY 2008. The Company had growth in four of its five markets during FY 2009, offset by a reduction in medical market revenue as compared to FY 2008.

Telecommunications sales were $6.0 million, an increase of $756,000 or 14% from FY 2008. This increase was the result of increased demand for the 40G client side products. The Company's telecommunications revenues in the fourth quarter experienced a slow down as our customers responded to the recession by implementing inventory reduction programs and delaying second source initiatives for the 40G line side products. Based on customer guidance, the reduced demand was not the result of changing underlying market demand for 40G infrastructure capacity expansion and as a result we expect customer inventory reduction programs to be completed in the first quarter of FY 2010 and a return to more normal growth for the balance of the fiscal year.

Industrial Sensing/NDT market revenues were $11.3 million in FY 2009, an increase of 12% (or $1.2 million) from FY 2008 revenues of $10.1 million. The increase was due to increased sales of non-destructive testing equipment utilizing our proprietary terahertz technology. The Company's Industrial Sensing/NDT revenue in the fourth quarter experienced a slow down as our customers responded to reduced demand as the result of the recession and our customers delayed capital expenditures which delayed purchases of our terahertz products.

Military/Aerospace market revenues were $9.2 million, an increase of 109% (or $4.8 million) from the comparable prior year revenues of $4.4 million. This increase was primarily attributable to customer orders received in the current year which had been delayed from the prior year, as well as increased demand.

Medical market revenues decreased $1.0 million or 33% from the prior year of $3.1 million. This decrease was primarily a result of the Company's decision to eliminate business at a customer that did not meet its profitability criteria.

Homeland security increased 211% or $694,000, to $1,023,000, due to an increase in a THz development contract for the nuclear gauge replacement from the Department of Homeland Security.

Gross Profit

Gross Profit was $12.9 million (or 44% of revenue), compared to the prior year of $8.9 million (or 38% of revenue), an increase of 46%, The improvement in gross profit was due primarily to the increased volume and favorable product mix, combined with cost reductions achieved through our facilities consolidation.

The Company believes that gross margins in FY 2010 should continue to improve as a result of cost reductions from our facilities consolidation that was completed in FY 2009, the phase out of low margin products, increased revenue from the telecommunication market driven by our 40G and 100G products, and increased revenue from our terahertz product platform.

Operating Expenses

Research and Development expenses (R&D) -- The Company's R&D costs increased by $458,000 (or 11%) on revenue increases of 28%. R&D expenses were $4.7 million (16% of sales) during FY 2009 compared to $4.2 million (18% of sales) in FY 2008. The increase was attributable to the Company's planned increased R&D spending as we continued to focus on new opportunities in our high growth High Speed Optical Receiver and THz product platforms. The majority of this increase was funded by increased R&D contract revenue. The Company expects to continue to increase investment in the next generation 40G/100G HSOR products and THz applications in FY 2010 in order to gain HSOR market share and move THz from the laboratory to the factory floor.

Sales and Marketing expenses (S&M) – The Company's S&M expenses increased $347,000 (or 15%) to $2.7 million (9% of sales) in FY 2009 compared to $2.3 million (10% of sales) in FY 2008. The increase was primarily attributable to the increased compensation and travel expense related to field sales activity necessary on a 28% increase in revenue in FY 2009. The Company has and will continue to focus its sales and marketing activity for the growing Telecom and Industrial/NDT markets. As a result, further increases in sales and marketing expenses are expected in future periods.

General and Administrative expenses (G&A) -- G&A expenses increased by $278,000 (6%) to approximately $4.9 million (16% of sales) for FY 2009 as compared to $4.6 million (20% of sales) for FY 2008. These increases were primarily the result of higher compensation expense, terahertz royalties, and depreciation expense as the result the new company wide ERP system installed during the year, offset by increased State of Michigan refund for MEGA job creation tax credits. The ERP system was installed to improve efficiency, standardize systems between locations and assist in simplifying Sarbanes-Oxley Section 404 compliance. Currently, the Company is required to be compliant with the external reporting requirements of Section 404 by the end of fiscal year 2010. External costs required to be in compliance are therefore expected to materially increase in FY 2010.

Amortization expense was $2.1 million in FY 2009 compared to $2.0 million in FY 2008, an increase of $118,000. This increase was primarily the result of the Company's use of the estimated cash flow methodology for its intangible assets in the amount of $111,000 and an approximately $7,000 increase in patent amortization expense.

Other operating expenses decreased $1.5 million as a result of a decrease in non-recurring wafer fabrication consolidation expenses of $1.0 million and the Wisconsin facility closure expenses of $534,000. Wafer fabrication consolidation expenses to our Ann Arbor facility were $300,000 in FY 2009 compared to $1.3 million in FY 2008.

The Company's evaluations of Intangible assets and Goodwill for the year ended March 31, 2009 resulted in no impairment adjustments. In FY 2008, the Intangible assets and Goodwill evaluation resulted in no impairment adjustments.

Financing and Other Income (Expense), net

Interest income for FY 2009 decreased $68,000 to approximately $28,000, compared to $96,000 in FY 2008, due primarily to lower cash balances available for short-term investment and lower interest rates in FY 2009.

Interest expense for FY 2009 was $405,000 as compared to $2.5 million in FY 2008, a decrease of $2.1 million. This decrease was primarily attributable to a $1.9 million decrease in the interest expense and amortization of the discount related to the convertible notes which were paid off or converted to equity in Q3 2008. In addition, the Company's interest expense was $176,000 lower on the related party notes and other notes. This decrease was primarily due to reduced debt and lower interest rates.

Net loss for FY 2009 was $2.0 million, as compared to net loss of $9.6 million in FY 2008, an improvement of $7.6 million. This improvement was primarily attributable to higher gross margins of $4.1 million, the decrease in interest expense of $2.1 million, lower provision for income taxes of $1.2 million and lower wafer fabrication relocation and facility closure expenses of $1.5 million, offset by higher other operating expenses of $1.2 million. During the year ended March 31, 2008, the company recorded a full valuation allowance on its net deferred tax assets and recognized an income tax provision of approximately $1.2 million.

Liquidity and Capital Resources

At March 31, 2009, the Company had cash and cash equivalents of $2.1 million, an increase of $2.0 million from $0.1 million as of March 31, 2008, primarily attributable to cash generated from operations of $2.7

million and from investing activities of $93,000, offset by a reduction in cash from financing activities of $759,000.

Operating Activities

Net cash provided by operating activities of $2.7 million for the year ended March 31, 2009 was primarily the result of net cash provided by operations of $1.4 million and net cash provided by changes in operating assets and liabilities of $1.3 million. The net cash provided by operations included a net loss of $2.0 million, offset by net cash generated of $3.4 million from depreciation, amortization and stock based compensation. Changes in operating assets and liabilities were primarily a result of reduced inventories of $462,000 and increased accrued expenses of $912,000.

Net cash used in operating activities of $3.4 million for the year ended March 31, 2008 was primarily the result of a cash net loss of $3.3 million comprised of a net loss of $9.6 million, of which $6.3 million was non-cash expenses. This net cash loss was increased by $30,000 changes in operating assets and liabilities comprised of a decrease in accounts receivable of $385,000, inventories of $308,000 and prepaid/other assets of $111,000, offset by a decrease in accounts payable and accrued expenses of $834,000.

Investing Activities

Net cash provided by investing activities was approximately $93,000 for the year ended March 31, 2009. The amount consisted of capital expenditures of approximately $722,000, and patent expenditures of $186,000, offset by a $1.0 million lower restricted cash balance required under a new bank loan agreement.

Net cash used in investing activities was approximately $1.3 million for the year ended March 31, 2008. The amount consisted of capital expenditures of approximately $1.2 million and patent expenditures were $195,000 for the 2008 fiscal year.

Financing Activities

The Company used $759,000 of net cash from financing activities in FY 2009, primarily to reduce debt, including a net reduction in bank debt and capital lease obligations of $268,000 and payments to related parties of $450,000. The net reduction in bank debt included the payoff of the capital lease obligation of $1.9 million under the prior bank agreement, financed primarily by the bank term loan of $1.7 million under the new bank agreement.

On March 6, 2007, the Company and Fifth Third Bank entered into a Revolving Line of Credit (the Loan Agreement) providing for borrowings of up to a maximum of $2.0 million at the interest rate equal to the prime rate. On November 13, 2007, the Loan Agreement was amended to increase the principal amount available to $3.0 million. At March 31, 2008, the Company did not meet the debt service coverage ratio covenant and the Loan Agreement was subsequently amended on June 30, 2008 to reduce the principal amount available to $2.5 million and to amend the interest rate to be equal to prime plus 2%.

On September 25, 2008, the Company terminated the Loan Agreement with Fifth Third Bank and established a credit facility with The PrivateBank and Trust Company, headquartered in Chicago, IL. As part of this new banking relationship, the Company established a three year Line of Credit of $3.0 million at an interest rate of prime plus 1%, adjusted quarterly. The prime rate at March 31, 2009 was 3.25%. The new facility contains customary representations, warranties and financial covenants including minimum debt service coverage ratio, Adjusted EBITDA level, and Net Worth requirements (as defined in the agreement). The principal loan amount, is due on September 25, 2011, provided that if existing loans to the Company by the Michigan Economic Development Corporation have not converted to equity on or before August 31, 2011, the outstanding principal shall be due on August 31, 2011. The availability under the new facility will be determined by the calculation of a borrowing base that includes a percentage of accounts receivable and inventory.

At March 31, 2009, the Company was in compliance with the debt service coverage ratio and Net Worth requirements, but was not in compliance with the Adjusted EBITDA level. The Company has received a waiver from the bank regarding the default and entered into an amendment to the loan agreement on May 29, 2009 effective March 31, 2009. According to the terms of the amended loan agreement, the Adjusted EBITDA level is measured on a year to date basis for the June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010 test dates and thereafter on a trailing four quarter basis. In addition, the Debt Service Coverage ratio and the Net Worth covenants were amended. The amended minimum Debt Service Coverage ratio is 1.0 to 1.0 for the first quarter, 1.25 to 1.0 for the second quarter and 1.5 to 1.0 thereafter. The amended minimum Net Worth covenant is $15.5 million and will increase by 10% of Net Income for each fiscal year that the Company reports net income.

The line of credit is guaranteed by each of API's wholly-owned subsidiaries and the loan is secured by a Security Agreement among API, its subsidiaries and The PrivateBank, pursuant to which API and its subsidiaries granted to The PrivateBank a first-priority security interest in certain described assets. The outstanding balance as of March 31, 2009 is $1.4 million.

The Company generated net cash from financing activities in FY 2008 of $3.0 million including increases in cash from financing activities of $6.3 million offset by decreases in financing activities of $3.3 million. The increase of cash resulted from the private placement of Company Class A common stock of $4.3 million, $227,000 from the exercise of warrants and stock options for Company common stock, net increase in the bank line of credit of $559,000, and the net increase in the MEDC term loans of $790,000, offset by the retirement of convertible notes of $2.4 million, and the reduction in related parties notes payable of $550,000.

Debt

As a result of the acquisition of Picotronix, Inc. (dba Picometrix, Inc), the Company issued promissory notes to the stockholders of Picometrix, (Debt to Related Parties). At March 31, 2009, the remaining balance on the notes was $1.4 million. The notes are payable in annual installments of varying amounts through March 2010 as amended in FY 2009. The notes bear interest at a rate of prime plus 1.0% and are secured by all of the intellectual property of Picometrix. API has the option of prepaying the notes without penalty.

In March 2007, API, as Lessee, entered into a Master Equipment Lease Agreement with Fifth Third Leasing Company, as Lessor, to finance the purchase of new manufacturing equipment up to an aggregate of $2,300,000 (Lease). API purchased equipment under the Lease until June 30, 2007. This lease was accounted for as a capital lease in accordance with SFAS No. 13. On September 25, 2008, the Company retired the Master Equipment Lease Agreement with Fifth Third Leasing Company by paying the remaining principal amount of $1,736,000.

On September 25, 2008, the Company established a new credit facility with The PrivateBank and Trust Company. As part of this banking relationship, in addition to the line of credit described above, the Company established an Equipment Installment Loan of $1.736 million amortized over a term of four years, at an interest rate of prime plus 1%. The principal loan amount is due on September 25, 2012, provided that if existing loans to the Company by the Michigan Economic Development Corporation have not converted to equity on or before August 31, 2011, the Loan shall be due on August 31, 2011. The Company utilized the Equipment Installment loan to retire the Master Equipment Lease Agreement with Fifth Third Leasing Company. The balance on this term loan at March 31, 2009 was $1.6 million.

The Company was not in compliance with the Adjusted EBITDA level requirements. The Company has received a waiver from the bank regarding the default. Based on the amended loan covenants, the Company anticipates that it will meet the loan covenants during FY 2010, and as a result has classified the current and future maturities in accordance with the loan agreement.

The Michigan Economic Development Corporation (MEDC) entered into two loan agreements with Picometrix LLC, one in fiscal 2004 (MEDC-loan 1) and one in fiscal 2005 (MEDC-loan 2). Both loans are unsecured.

The MEDC-loan 1 is $1,025,000 with an interest rate of 7%. Under the original terms of the promissory note, interest accrued but unpaid through October 2008 would be added to then outstanding principal balance of the note and the restated principal would be amortized over the remaining four years (September 15, 2012).

Effective September 23, 2008, the MEDC-loan 1 of $1,025,000 was amended and restated to change the start date of repayment of principal and interest from October 2008 to October 2009. Commencing in October 2009, the Company will pay MEDC the restated principal and accrued interest on any unpaid balance over the remaining three years.

MEDC-loan 2 is $1.2 million with an interest rate of 7%. Under the original terms of the promissory note, interest accrued, but unpaid in the first two years of this agreement was added to the then outstanding principal of this promissory note. During the third year of this agreement, the Company was to pay interest on the restated principal of the Note until October 2008, at which time the Company was to repay the restated principal over the remaining three years (September 15, 2011). Effective January 26, 2009, the MEDC-loan 2 of $1.2 million was amended and restated to change the start date of repayment of principal and interest from October 2008 to November 2009 and to extend the repayment period to October 2012. The current and long-term portions included in the March 31, 2009 balance sheet have been classified based on the terms of the January 2009 amendment.

The Company believes that current cash levels combined with cash generated from operations, our revolving line of credit and additional debt or equity financing will be sufficient for our 2010 fiscal year.

Summary of Contractual Obligations and Commitments

The following table sets forth the contractual obligations of the Company at March 31, 2009.

Contractual Obligations		Payments due by period			
	Total	**Within 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**
Bank line of credit	$1,394,000	$ -	$ 1,394,000	$ -	$ -
Bank term loan	1,555,000	434,000	1,121,000	-	-
Long-term MEDC loans	2,224,000	353,000	1,871,000	-	-
Debt to related parties	1,401,000	1,401,000	-	-	-
Subtotal – Balance Sheet	**6,574,000**	**2,188,000**	**4,386,000**	**-**	**-**
Expected interest expense on current debt obligations	744,000	331,000	413,000	-	-
Operating lease obligations	3,560,000	1,101,000	2,077,000	382,000	-
Purchase obligations	1,322,000	1,322,000	-	-	-
Total	**$12,200,000**	**$4,942,000**	**$6,876,000**	**$382,000**	**$ -**

QUANITATIVE AND QUALITATIVE DSICLUSRES ABOUT MARKET RISK

At March 31, 2009, most of the Company's interest rate exposure is linked to the prime rate, subject to certain limitations, offset by cash investment tied to prime rate. As such, we are at risk to the extent of changes in the prime rate and do not believe that moderate changes in the prime rate will materially affect our operating results or financial condition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Advanced Photonix, Inc.
Ann Arbor, Michigan

We have audited the accompanying consolidated balance sheets of Advanced Photonix, Inc. as of March 31, 2009 and March 31, 2008 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Photonix, Inc. at March 31, 2009 and March 31, 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman LLP
Troy, Michigan
June 26, 2009

ADVANCED PHOTONIX, INC.
CONSOLIDATED BALANCE SHEETS

	March 31, 2009	March 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,072,000	$ 82,000
Restricted cash	500,000	1,500,000
Accounts receivable, net of allowance for doubtful accounts of $62,000 and $14,000, respectively	3,284,000	3,202,000
Inventories	3,669,000	4,131,000
Prepaid expenses and other current assets	252,000	195,000
Total current assets	9,777,000	9,110,000
Equipment and leasehold improvements, net	4,322,000	4,757,000
Other assets		
Goodwill	4,579,000	4,579,000
Intangibles, net	8,975,000	10,871,000
Certificate of deposit	278,000	276,000
Security deposits and other assets	110,000	110,000
Total other assets	13,942,000	15,836,000
Total Assets	$28,041,000	$29,703,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Line of credit	$ -	$ 1,300,000
Accounts payable	1,356,000	1,339,000
Accrued compensation	1,037,000	527,000
Accrued interest	513,000	287,000
Other accrued expenses	615,000	440,000
Current portion of long-term debt, related parties	1,401,000	900,000
Current portion of long-term debt, MEDC	353,000	62,000
Current portion of long-term debt, bank term loan	434,000	--
Current portion of long term debt, capital lease obligations	--	460,000
Total current liabilities	5,709,000	5,315,000
Long-term debt, less current portion - MEDC	1,871,000	2,249,000
Long-term debt – bank line of credit	1,394,000	--
Long-term debt, less current portion – bank term loan	1,121,000	--
Long-term debt, less current portion - related parties	--	951,000
Long-term debt, less current portion - capital lease obligations	--	1,457,000
Total liabilities	10,095,000	9,972,000
Commitments and contingencies		
Shareholders' equity:		
Class A redeemable convertible preferred stock, $.001 par value; 780,000 shares authorized; 40,000 shares outstanding	--	--
Class A Common Stock, $.001 par value, 100,000,000 authorized; 2009– 24,089,726 shares issued and outstanding; 2008 – 23,977,678 shares issued and outstanding	24,000	24,000
Class B Common Stock, $.001 par value; 4,420,113 shares authorized, 2009 and 2008 - 31,691 issued and outstanding	--	--
Additional paid-in capital	52,400,000	52,150,000
Accumulated deficit	(34,478,000)	(32,443,000)
Total shareholders' equity	17,946,000	19,731,000
Total Liabilities and Shareholders' Equity	$ 28,041,000	$ 29,703,000

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended March 31, 2009 and 2008

	2009	2008
Sales, net	$ 29,675,000	$ 23,215,000
Cost of products sold	16,744,000	14,340,000
Gross profit	12,931,000	8,875,000
Operating expenses:		
Research and development expenses	4,676,000	4,218,000
Sales and marketing expenses	2,659,000	2,312,000
General and administrative expenses	4,871,000	4,593,000
Amortization expense – intangible assets	2,081,000	1,963,000
Dodgeville consolidation expenses	--	534,000
Wafer fabrication relocation expenses	300,000	1,256,000
Total operating expenses	14,587,000	14,876,000
Loss from operations	(1,656,000)	(6,001,000)
Other income (expense):		
Interest income	28,000	96,000
Interest expense on bank & MEDC loans	(311,000)	(419,000)
Interest expense related to convertible notes	--	(268,000)
Interest expense, warrant discount	--	(1,672,000)
Interest expense, related parties	(94,000)	(162,000)
Other income (expense)	(2,000)	23,000
Total other income and (expenses)	(379,000)	(2,402,000)
Loss before provision (benefit) for income taxes	(2,035,000)	(8,403,000)
Provision (benefit) for income taxes:		
Provision (benefit) for income taxes - deferred	--	1,225,000
Total provision (benefit) for income taxes	--	1,225,000
Net loss	$ (2,035,000)	$ (9,628,000)
Basic and diluted loss per share	$(0.08)	$(0.44)
Weighted average common shares outstanding	24,074,000	21,770,000

See Notes to Consolidated Financial Statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Fiscal Years Ended March 31, 2009 and 2008
(In thousands, except share data)

	Class A Common Shares	Class A Common Amount	Class A Preferred Shares	Class A Preferre d Amount	Class B Common Shares	Class B Common Amount	Additional Paid-in Capital	Accumulat ed Deficit	Total
BALANCE, MARCH 31, 2007	**19,226,006**	**$ 19**	**--**	**$ --**	**31,691**	**$ --**	**$ 43,887**	**$(22,815)**	**$ 21,091**
Exercise of stock options	98,200	--	--	--	--	--	76	--	76
Reclassification of Class A Redeemable Preferred Stock to equity	--	--	40,000	--	--	--	32	--	32
Stock based compensation	--	--	--	--	--	--	230	--	230
Shares issued upon conversion of notes payable	1,601,323	2	--	--	--	--	3,150	--	3,152
Warrants exercised	86,817	--	--	--	--	--	151	--	151
Issuance of common stock	2,965,332	3	--	--	--	--	4,318	--	4,321
Adjustment of discount on convertible notes (anti-dilution adjustment)	--	--	--	--	--	--	306	--	306
Net loss	--	--	--	--	--	--	--	(9,628)	(9,628)
BALANCE, MARCH 31, 2008	**23,977,678**	**$ 24**	**40,000**	**$ --**	**31,691**	**$ --**	**$ 52,150**	**$ (32,443)**	**$ 19,731**
Exercise of stock options	56,310	--	--	--	--	--	46	--	46
Issuance of restricted shares	55,738	--	--	--	--	--	--	--	--
Stock based compensation	--	--	--	--	--	--	204	--	204
Net loss	--	--	--	--	--	--	--	(2,035)	(2,035)
BALANCE, MARCH 31, 2009	24,089,726	$ 24	40,000	$ --	31,691	$ --	$ 52,400	$ (34,478)	$ 17,946

See Notes to Consolidated Financial Statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the fiscal years ended March 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (2,035,000)	$ (9,628,000)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	1,157,000	1,130,000
Amortization	2,081,000	2,033,000
Stock based compensation expense	204,000	230,000
Amortization, convertible note discount	--	1,672,000
Deferred income taxes	--	1,225,000
Changes in operating assets and liabilities:		
Accounts receivable	(82,000)	385,000
Inventories	462,000	308,000
Prepaid expenses and other current assets	(57,000)	70,000
Other assets	(2,000)	41,000
Accounts payable	17,000	(62,000)
Accrued expenses	911,000	(772,000)
Net cash provided by (used in) operating activities	2,656,000	(3,368,000)
Cash flows from investing activities:		
Capital expenditures	(721,000)	(1,151,000)
Change in restricted cash	1,000,000	--
Patent expenditures	(186,000)	(195,000)
Net cash provided by (used in) investing activities	93,000	(1,346,000)
Cash flows from financing activities:		
Proceeds from capital lease financing	--	433,000
Payments on capital lease financing	(1,917,000)	(383,000)
Proceeds from bank term loan	1,736,000	--
Payment on bank term loan	(181,000)	--
Net borrowings(repayments) on revolving line of credit	94,000	559,000
Payments of convertible note - net of conversion into common stock of $3,150,000	--	(2,375,000)
Net proceeds (repayments) from MEDC term loan	(88,000)	790,000
Net proceeds from equity financing	--	4,321,000
Proceeds from exercise of warrants	--	151,000
Payments on related party debt	(450,000)	(550,000)
Proceeds from exercise of stock options	46,000	76,000
Net cash provided by (used in) financing activities	(759,000)	3,022,000
Net increase (decrease) in cash and cash equivalents	1,990,000	(1,692,000)
Cash and cash equivalents, beginning of year	82,000	1,774,000
Cash and cash equivalents, end of year	$ 2,072,000	$ 82,000

Supplemental cash flow information:	2009	2008
Cash paid for interest	$ 265,000	$ 745,000
Cash paid for income taxes	$ 32,000	$ 81,000

Supplemental disclosure of non-cash operating, investing and financing activities		
Adjustment of discount on convertible notes (anti-dilution adjustment)	--	(306,000)

See Notes to Consolidated Financial Statements.

ADVANCED PHOTONIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009 and 2008

1. The Company

Advanced Photonix, Inc. ® (the Company, we or API), was incorporated under the laws of the State of Delaware in June 1988. The Company is engaged in the development and manufacture of optoelectronic devices and value-added sub-systems and systems. The Company serves a variety of global Original Equipment Manufacturers (OEMs), in a variety of industries. The Company supports the customers from the initial concept and design phase of the product, through testing to full-scale production. The Company has two manufacturing facilities located in Camarillo, California and Ann Arbor, Michigan.

2. Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries (Silicon Sensors Inc. & Picometrix LLC). All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassifications – Certain prior year balances have been reclassified in the consolidated financial statements to conform to the current year presentation.

Operating Segment Information – Statement of Financial Accounting Standards No. (SFAS) 131, "*Disclosures about Segments of an Enterprise and Related Information,*" establishes annual and interim reporting standards for operating segments and requires certain disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenue, and its major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. API's chief operating decision makers are its chief executive officer and chief financial officer, who review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. API has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level, nor does API track gross margins by product, product line or market served. Accordingly, API considers its business to be in a single reportable segment. The Company's products are light and radiation detection devices. The nature of the production process is similar for all product lines, and manufacturing for the different product lines occurs in common facilities. Generally, the same engineers with the same qualifications design and manufacture products for all product lines. The types and class of customers are similar across all product lines, and products are distributed through common channels and distributor networks.

Pervasiveness of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of cash equivalents, accounts receivable, accounts payable, and debt) approximates fair value based upon the short term nature of these instruments, and in the case of debt, the prevailing interest rates available to the Company.

Cash and Cash Equivalents – The Company considers all highly liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Compensating Cash Balance - During FY 2009; the Company terminated its Line of Credit loan agreement with Fifth Third Bank, which required a compensating balance of $1.5 million and established a new Line of Credit Agreement with The PrivateBank and Trust Company with a minimum compensating balance requirement of $500,000. This amount has been separately disclosed on the accompanying balance sheets as restricted cash.

Accounts Receivable -Receivables are stated at amounts estimated by management to be the net realizable value. The allowance for doubtful accounts is based on specific identification. Accounts receivable are charged off when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected.

Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Any unanticipated change in the customers' credit worthiness or other matters affecting the collectability of amounts due from such customers could have a material effect on the results of operations in the period in which such changes or events occur. As of March 31, 2009, one customer comprised 10% or more of accounts receivable. As of March 31, 2008, no customer comprised 10% or more of accounts receivable.

Concentration of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents and trade accounts receivable. The Company maintains cash balances at four financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of March 31, 2009, the Company had cash at one financial institution in excess of federally insured amounts. As excess cash is available, the Company invests in short-term and long-term investments, primarily consisting of Government Securities Money Market instruments and Repurchase agreements. As of March 31, 2009 and March 31, 2008, cash deposits held at financial institutions in excess of FDIC insured amounts were $2.0 million and $1.4 million, respectively.

Inventories – Inventories, which include material, labor and manufacturing overhead, are stated at standard cost (which approximates the first in, first out method) or market. Slow moving and obsolete inventories are reviewed throughout the year. To calculate a reserve for obsolescence, we begin with a review of our slow moving inventory. Any inventory, which has been slow moving within the past 12 months, is evaluated and reserved if deemed appropriate. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is reserved for at the standard unit cost. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then reserved for. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established. If a product that had previously been reserved for is subsequently sold, the amount of reserve specific to that item is then reversed.

Equipment and Leasehold Improvements – Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Term of lease or useful life, whichever is less
Machinery and Equipment	5 – 7 years
Office Furniture	3 – 7 years
Computer Hardware	3 – 7 years
Computer Software	3 – 5 years
Automobiles	5 years

Patents - Patents represent costs incurred in connection with patent applications. Such costs are amortized using the straight-line method over the useful life of the patent once issued, or expensed immediately if any specific application is unsuccessful.

Impairment of Long-Lived Assets and Goodwill - In accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets"*, goodwill and intangible assets that are not subject to amortization shall be tested for impairment annually on March 31st for the Company or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of the asset with its carrying amount, as defined. SFAS 142 requires a two-step method for determining goodwill impairment. Step one is to compare the fair value of the reporting unit with the unit's carrying amount, including goodwill. If this test indicates that the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The Company determines the fair value of our single reporting unit to be equal to our market capitalization plus a control premium. Market capitalization is determined by multiplying the shares outstanding on the assessment date by the average market price of our common stock over a 10-day period before and a 10-day period after each assessment date. We use this 20-day duration to consider inherent market fluctuations that may affect any individual closing price. We believe that our market capitalization alone does not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business. As such, in determining fair value, we add a control premium — which seeks to give effect to the increased consideration a potential acquirer would be required to pay in order to gain sufficient ownership to set policies, direct operations and make decisions related to our company — to our market capitalization.

As of March 31, 2008 our market capitalization, calculated as described above, was $31.8 million and our carrying value, including goodwill, was $19.7 million. Because market capitalization significantly exceeded our carrying value, our estimate of the control premium was not a determining factor in the outcome of step one of the impairment assessment. As of March 31, 2009, our market capitalization calculated as described above, had fallen to $17.1 million and our carrying value, including goodwill, had decreased to $17.9 million. We applied a 25% control premium to market capitalization to determine a fair value of $21.4 million. We believe that including a control premium at this level is supported by recent transaction data in our industry. The Company's evaluation for the fiscal year ended March 31, 2009, indicated there were no impairments. Absent the inclusion of a control premium greater than 4% for FY 2009, our carrying value would have exceeded fair value, requiring a step two analysis which may have resulted in an impairment of goodwill.

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets"*, the carrying value of long-lived assets, including amortizable intangibles and equipment and leasehold improvements, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value. The Company's evaluation for the fiscal year ended March 31, 3009, indicated there were no impairments.

Revenue Recognition – Revenue is derived principally from the sales of the Company's products. The Company recognizes revenue when the basic criteria of Staff Accounting Bulletin No. 104 are met. Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, usually in the form of a purchase order, when shipment has occurred since its terms are FOB source, or when services have been rendered, title and risk of loss have passed to the customer, the price is fixed or determinable and collection is reasonably assured in terms of both credit worthiness of the customer and there are no post shipment obligations or uncertainties with respect to customer acceptance.

The Company sells certain of its products to customers with a product warranty that provides warranty repairs at no cost. The length of the warranty term is one year from date of shipment. The Company accrues the estimated exposure to warranty claims based upon historical claim costs. The Company's management reviews these estimates on a regular basis and adjusts the warranty provisions as actual experience differs from historical estimates or as other information becomes available.

The Company does not provide price protection or general right of return. The Company's return policy only permits product returns for warranty and non-warranty repair or replacement and requires pre-authorization by the Company prior to the return. Credit or discounts, which have been historically insignificant, may be given at the discretion of the Company and are recorded when and if determined.

The Company predominantly sells directly to original equipment manufacturers with a direct sales force. The Company sells in limited circumstances through distributors. Sales through distributors represent approximately 5% of total revenue. Significant terms and conditions of distributor agreements include FOB source, net 30 days payment terms, with no return or exchange rights, and no price protection. Since the product transfers title to the distributor at the time of shipment by the Company, the products are not considered inventory on consignment.

Revenue is also derived from technology research and development contracts. We recognize revenue from these contracts as the services and/or materials are provided.

Significant Customers – During fiscal years ended March 31, 2009 and March 31, 2008, no single customer accounted for more than 10% of the Company's net sales.

Product Warranty – The Company generally sells products with a limited warranty of product quality. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical activity. The accruals, and the related expenses, for known issues and for estimated incurred but unidentified issues were not significant during the periods presented.

The following table presents the movement in the product warranty liability for the years ended March 31, 2009 and March 31, 2008

	Years ended March 31,	
	2009	**2008**
Beginning balance	$ 85,000	$ 83,000
Current period accruals	76,000	2,000
Used for purpose intended	(23,000)	----
Ending balance	$ 138,000	$ 85,000

Shipping and Handling Costs - The Company's policy is to classify shipping and handling costs as a component of Costs of Products Sold in the Statement of Operations.

Research and Development Costs – The Company charges all research and development costs, including costs associated with development contract revenues, to expense when incurred. Manufacturing costs associated with the development of a new fabrication process or a new product are expensed until such times as these processes or products are proven through final testing and initial acceptance by the customer. Costs related to revenues on non-recurring engineering services billed to customers are generally classified as cost of product sales. The Company generally retains intellectual property rights related to paid research and development contracts.

Advertising Costs - Advertising costs are expensed as incurred. Advertising expense was approximately $127,000 and $106,000 in FY 2009 and FY 2008, respectively.

Accounting for Stock Based Compensation – The Company accounts for stock-based incentives plans in accordance with Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*" (SFAS

No. 123(R)). Accordingly, the Company estimates the fair value of stock-based awards utilizing the Black-Scholes pricing model. The fair value of the awards is amortized as compensation expense on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

Accounting for Income Taxes - Income tax provisions are provided for taxes currently payable or refundable, and for deferred income taxes arising from future tax consequences of events that were recognized in the Company's financial statements or tax returns. The effects of income taxes are measured based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to an amount that will more likely than not be realized in accordance with SFAS No. 109 *"Accounting for Income Taxes"*.

The calculation of federal income taxes involves dealing with uncertainties in the application of complex tax regulations. On January 1, 2007, the Company adopted FASB Interpretation No. 48 *"Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109"* ("FIN 48"). As a result of the implementation of FIN 48, we recognize liabilities for uncertain tax positions based on the two-step process prescribed in the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. The application of FIN 48 has not had an impact on our financial statements or results of operations and we have taken no tax positions which would require disclosure under the new guidance. Although the IRS is not currently examining any of our income tax returns, tax years 2005 to 2008 remain open and are subject to examination.

Earnings per Share - The Company presents both basic and diluted earnings (loss) per share (EPS) amounts. Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS amounts are based upon the weighted average number of common and common equivalent shares outstanding during the period. The Company uses the treasury stock method to calculate the impact of outstanding stock options and warrants. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. The total shares excluded from the computation of earnings per share for the year ended March 31, 2009 totaled 56,000 shares, representing outstanding stock options and warrants convertible into shares of common stock. The total shares excluded from the computation of earnings per share for the year ended March 31, 2008 totaled 426,000 shares, representing outstanding stock options and warrants convertible into shares of common stock.

Recent Pronouncements and Accounting Changes

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for the fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FASB Statement of Position (FSP) FAS No. 157-2, *"Effective Date of FASB Statement No. 157"*. This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements.

In October 2008, the FASB issued FSP FAS No. 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Is Asset Not Active"* ("FAS No. 157-3") with an immediate effective date, including prior periods for which financial statements have not been issued. FSP FAS No. 157-3 clarifies the application of fair value in inactive markets and allows for the use of management's internal assumptions about future cash flows with appropriately risk-adjusted discount rates when relevant observable market data does not exist. The objective of FAS No. 157 has not changed and continues to be the determination of the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date. The adoption of FSP FAS No. 157-3 did not have a material effect on the Company's results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 also includes an amendment to SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* which applies to all entities with available-for-sale and trading securities. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The adoption of this pronouncement had no impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007*), "Business Combinations*" ("SFAS No. 141(R)"). The objective of SFAS No. 141(R) is to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective as of the start of fiscal years beginning after December 15, 2008. Early adoption is not allowed. The adoption of SFAS No. 141(R) will change our accounting treatment for business combinations on a prospective basis beginning April 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *" Non-controlling Interests in Consolidated Financial Statements"* ("SFAS No. 160"). SFAS No. 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring them to be treated as equity transactions. SFAS No. 160 is effective as of the start of fiscal years beginning after December 15, 2008. Early adoption is not allowed. Since the Company currently has no minority interest, adoption of this standard will have no impact on our financial position, results of operations or cash flows.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB No. 110") to amend the SEC's views discussed in Staff Accounting Bulletin No. 107 ("SAB No. 107") regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB No. 110 is effective for us beginning April 1, 2007. The Company currently uses reasonable estimates of expected life in accordance with SAB No. 107, as amended by SAB No. 110.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, *"Determination of the Useful Life of Intangible Assets"* ("FSP No. FAS 142-3"). The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *"Goodwill and Other Intangible Assets"*. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), "*Business Combinations"*, and other US generally accepted accounting principles. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, FSP No. FAS 142-3 will have on its consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position (FSP) No. APB 14-1. This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "*Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants*". Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is in the process of evaluating the impacts, if any, of adopting this FSP.

In June 2008, the FASB ratified the consensus reached by the Emerging Issues Task Force, EITF Issue No. 07-5, "*Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock*" ("EITF 07-5"). EITF 07-5 addresses how an entity should evaluate whether an instrument is indexed to its own stock. The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the consensus is adopted and should be treated as a cumulative-effect adjustment to the opening balance of retained earnings. Early adoption is not permitted. The Company is in the process of evaluating the impacts, if any, of adopting this EITF.

In June 2008, the FASB issued FASB Staff Position ("FSP") EITF 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*." This FSP provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method described in SFAS No. 128, "*Earnings per Share*". All prior period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of this FSP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early application is prohibited. The Company is in the process of evaluating the impact, if any, of adopting this FSP.

In April 2009, the FASB issued FASB Staff Position ("FSP") FAS 141(R)-1, "*Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*." FSP FAS 141(R)-1 provides guidance for determining the acquisition-date fair value of assets acquired and liabilities assumed in a business combination that arise from contingencies, and provides guidance on how to account for these assets and liabilities subsequent to the completion of a business combination. FSP FAS 141(R)-1 also requires increased disclosures on assets acquired and liabilities assumed in a business combination that arise from contingencies. FSP FAS 141(R)-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP FAS 141(R)-1 will change our accounting treatment for business combinations on a prospective basis beginning April 1, 2009.

3. Inventories

Inventories consisted of the following at March 31:

	2009	2008
Raw material	$ 3,316,000	$ 3,260,000
Work-in-process	808,000	1,626,000
Finished products	392,000	229,000
Total inventories	4,516,000	5,115,000
Less reserve	(847,000)	(984,000)
Inventories, net	**$ 3,669,000**	**$ 4,131,000**

4. Equipment and Leasehold Improvements

Equipment and leasehold improvements consisted of the following at March 31:

	2009	2008
Machinery and equipment	$ 8,117,000	$ 7,912,000
Furniture and fixtures	715,000	715,000
Leasehold improvements	969,000	952,000

Computer hardware equipment	611,000	564,000
Vehicles	26,000	26,000
Capitalized software	808,000	419,000
Total assets	11,246,000	10,588,000
Accumulated depreciation	(7,148,000)	(6,090,000)
	4,098,000	4,498,000
Construction-in-process	224,000	259,000
Net equipment and leasehold improvements	**$ 4,322,000**	**$ 4,757,000**

The estimated cost to complete the construction-in-process is not considered significant.

Depreciation expense was approximately $1.2 million for fiscal year ended March 31, 2009 and $1.1 million for fiscal year ended March 31, 2008.

5. Intangible Assets and Goodwill

Intangible assets that have definite lives consist of the following (in thousands):

			March 31, 2009			**March 31, 2008**		
	Weighted Average Lives	**Amortization Method**	**Carrying Value**	**Accumulated Amortization**	**Intangibles Net**	**Carrying Value**	**Accumulated Amortization**	**Intangibles Net**
Non-Compete agreemen	3	Cash Flow	$ 130	$ 130	$ --	$ 130	$ 117	$ 13
Customer list	15	Straight Line	475	334	141	475	322	153
Trademarks	15	Cash Flow	2,270	514	1,756	2,270	391	1,879
Customer relationships	5	Cash Flow	1,380	726	654	1,380	450	930
Technology	10	Cash Flow	10,950	5,231	5,719	10,950	3,592	7,358
Patents pending			502	--	502	424	--	424
Patents	10	Straight Line	295	92	203	187	73	114
Total Intangibles			**$ 16,002**	**$ 7,027**	**$ 8,975**	**$ 15,816**	**$ 4,945**	**$ 10,871**

Amortization expense for the fiscal year ended March 31, 2009 was approximately $2.1 million compared to $2.0 million for the year ended March 31, 2008. Patent amortization expense, included above, was approximately $19,000 and $11,000 in FY 2009 and 2008, respectively. The current patents held by the Company have remaining useful lives ranging from 2 years to 20 years.

Assuming no impairment to the intangible value, future amortization expense for intangible assets and patents are as follows:

Intangible Assets		**Patents (a)**	
2010	$ 2,035,000	2010	$ 24,000
2011	1,584,000	2011	24,000
2012	1,305,000	2012	24,000
2013	1,088,000	2013	24,000
2014	901,000	2014	24,000
2015 & after	1,357,000	2015 & after	83,000
Total	**$ 8,270,000**	**Total**	**$ 203,000**

a) Patent pending costs of $502,000 are not included in the chart above. These costs will be amortized beginning the month the patents are granted.

6. Line of Credit

On March 6, 2007, the Company and Fifth Third Bank entered into a Revolving Line of Credit (the Loan Agreement) providing for borrowings of up to a maximum of $2.0 million at an interest rate equal to the prime rate. On November 13, 2007, the Loan Agreement was amended to increase the principal amount available to $3.0 million. At March 31, 2008, the Company did not meet the debt service coverage ratio covenant and the Loan Agreement was subsequently amended on June 30, 2008 to reduce the principal amount available to $2.5 million and to amend the interest rate to be equal to prime plus 2%.

On September 25, 2008, the Company terminated the Loan Agreement with Fifth Third Bank and established a credit facility with The PrivateBank and Trust Company. As part of this new banking relationship, the Company established a three year Line of Credit of $3.0 million at an interest rate of prime plus 1%, adjusted quarterly. The prime rate at March 31, 2009 was 3.25%. The new facility contains customary representations, warranties and financial covenants including minimum debt service coverage ratio, Adjusted EBITDA level, and Net Worth requirements (as defined in the agreement). The principal loan amount is due on September 25, 2011, provided that if existing loans to the Company by the Michigan Economic Development Corporation have not converted to equity on or before August 31, 2011, the outstanding principal shall be due on August 31, 2011. The availability under the new facility will be determined by the calculation of a borrowing base that includes a percentage of accounts receivable and inventory.

At March 31, 2009, the Company was in compliance with the debt service coverage ratio and Net Worth requirements, but was not in compliance with the Adjusted EBITDA level. The Company has received a waiver from the bank regarding the default and entered into an amendment to the loan agreement on May 29, 2009 effective March 31, 2009. According to the terms of the amended loan agreement, the Adjusted EBITDA level is measured on a year to date basis for the June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010 test dates and thereafter on a trailing four quarter basis. In addition, the Debt Service Coverage ratio and the Net Worth covenants were amended. The amended minimum Debt Service Coverage ratio is 1.0 to 1.0 for the first quarter, 1.25 to 1.0 for the second quarter and 1.5 to 1.0 thereafter. The amended minimum Net Worth covenant is $15.5 million and will increase by 10% of Net Income for each fiscal year that the Company reports net income.

The line of credit is guaranteed by each of API's wholly-owned subsidiaries and the loan is secured by a Security Agreement among API, its subsidiaries and The PrivateBank, pursuant to which API and its subsidiaries granted to The PrivateBank a first-priority security interest in certain described assets. The outstanding balance as of March 31, 2009 is $1.4 million.

7. Long-Term Debt and Notes Payable

Convertible Debt - During FY 2005 the Company issued $5.0 million aggregate principal amount of its senior convertible notes (Convertible Debt 1st Tranche) and during FY 2006, the Company issued an additional $5.0 million aggregate principal amount (Convertible Debt 2nd Tranche) to four institutional investors. The notes carried an interest rate of prime plus 1% and had a maturity date of October 2007. In connection with the placement of the convertible notes, the Company issued detachable warrants granting the holders the right to acquire 1,731,145 shares of the Company's common stock at $1.78 per share for 255,246 shares and $1.744 per share for 1,475,899 shares. The warrants and certain beneficial conversion features were valued at issuance and resulted in an aggregate of $3.7 million of additional paid in capital and debt discount. Approximately $4.5 million of the convertible notes were converted to common stock in FY 2006. In October 2007, $3.150 million of the remaining aggregate senior convertible notes were converted into 1,601,324 shares Class A Common Stock ($1.275 million @ $1.8818 per share and $1.875 million @ $2.0297 per share) and the balance of $2.375 million, plus interest, was retired with cash. Total interest expense related to these convertible notes was $1.9 million in FY 2008, comprised of $1.672 million debt discount amortization and $268,000 of cash interest expense. The Company reported no interest expense for FY 2009 related to convertible notes. As of March 31, 2009, there were warrants to purchase 1,389,082 shares of Class A Common stock outstanding at an exercise price of $1.744 per share, of which 694,541 will expire in April 2010 and 694,541 will expire in April 2011.

As a result of the common stock private placement, completed on September 14, 2007 (see note 11), the anti-dilution clause of the Convertible Debt was triggered; increasing the number of shares issuable, if converted, by 104,047 and decreasing the weighted average conversion price to $1.99 from $2.06. In addition the number of warrants increased by 29,500 and the exercise price of the warrants decreased to $1.7444 from

$1.78. The Company recorded the intrinsic value attributable to the additional shares and warrants issued of $306,000 as additional debt discount with an offset to Additional Paid in Capital. In accordance with EITF 00-27, the $306,000 was amortized to interest expense over the remaining life of the convertible notes during FY 2008.

Master Lease Agreement - In March, 2007, API, as Lessee, entered into a Master Equipment Lease Agreement with Fifth Third Leasing Company, as Lessor, to finance the purchase of new manufacturing equipment up to an aggregate of $2.3 million (Lease). API purchased equipment under the Lease until June 30, 2007. This Lease was accounted for as a capital lease in accordance with SFAS No. 13. On September 25, 2008, the Company retired the Master Equipment Lease Agreement by paying the remaining principal amount of $1,736,000.

Loan Agreement - On September 25, 2008, the Company established a new credit facility with The PrivateBank and Trust Company. As part of this banking relationship, in addition to the line of credit described in note 6, the Company established an Equipment Installment Loan of $1.736 million amortized over a term of four years, at an interest rate of prime plus 1%. The principal loan amount is due on September 25, 2012, provided that if existing loans to the Company by the Michigan Economic Development Corporation have not converted to equity on or before August 31, 2011, the Loan shall be due on August 31, 2011. The Company utilized the Equipment Installment loan to retire the Master Equipment Lease Agreement with Fifth Third Leasing Company. The balance on this term loan at March 31, 2009 was $1.6 million.

As discussed in Note 6, the Company was not in compliance with the Adjusted EBITDA level requirements. The Company has received a waiver from the bank regarding the default. Based on the amended loan covenants described in Note 6, the Company anticipates that it will meet the loan covenants during FY 2010, and as a result has classified the current and future maturities in accordance with the loan agreement.

MEDC Loans - The Michigan Economic Development Corporation (MEDC) entered into two loan agreements with Picometrix LLC, one in fiscal 2004 (MEDC-loan 1) and one in fiscal 2005 (MEDC-loan 2). Both loans are unsecured.

The MEDC-loan 1 is for $1,025,000 with an interest rate of 7%. Under the original terms of the promissory note, interest accrued but unpaid through October 2008 would be added to then outstanding principal balance of the note and the restated principal would be amortized over the remaining four years (September 15, 2012). Effective September 23, 2008, the MEDC-loan 1 of $1,025,000 was amended and restated to change the start date of repayment of principal and interest from October 2008 to October 2009. Commencing in October 2009, the Company will pay MEDC the restated principal and accrued interest on any unpaid balance over the remaining three years.

MEDC-loan 2 is for $1.2 million with an interest rate of 7%. Under the original terms of the promissory notes, interest accrued, but unpaid in the first two years of this agreement was added to the then outstanding principal of this promissory note. During the third year of this agreement, the Company was to pay interest on the restated principal of the Note until October 2008, at which time the Company was to repay the restated principal over the remaining three years (September 15, 2011). Effective January 26, 2009, the MEDC-loan 2 of $1.2 million was amended and restated to change the start date of repayment of principal and interest from October 2008 to November 2009 and to extend the repayment period to October 2012. The current and long-term portions included in the March 31, 2009 balance sheet have been classified based on the terms of the January 2009 amendment.

Included in accrued interest at March 31, 2009 is approximately $488,000 of accrued interest that will be rolled into the principal of the MEDC loans when the repayment periods begin as described above.

Related Parties Debt - As a result of the acquisition of Picotronix, Inc. (dba Picometrix, Inc.), the Company issued promissory notes to the stockholders of Picometrix, (Debt to Related Parties) (see note 15). The notes are payable in annual installments of varying amounts through March 2010, as amended in FY 2009. The notes bear interest at a rate of prime plus 1.0% and are secured by all of the intellectual property of Picometrix. API has the option of prepaying the notes without penalty.

Debt Maturity Table (in 000's)

	Balance 3/31/08	Balance 3/31/09	FY2010	FY2011	FY2012	FY2013	FY2014	FY2015 & Beyond
Credit Line - The Private Bank	$ --	$ 1,394	$ --	$ --	$ 1,394	$ --	$ --	$ --
Credit Line - Fifth Third Bank	1,300	--	--	--	--	--	--	--
Term Loan – The Private Bank	--	1,555	434	434	434	253	--	--
Debt to Related Parties	1,851	1,401	1,401	--	--	--	--	--
MEDC loans	2,311	2,224	353	892	956	23	--	--
Capital Lease Obligation	1,917	--	--	--	--	--	--	--
TOTAL	**$ 7,379**	**$ 6,574**	**$ 2,188**	**$ 1,326**	**$ 2,784**	**$ 276**	**$ --**	**$ --**

The Company performed an assessment of the amendments made to its MEDC and related party loans made during FY 2009 to determine whether the amendments constituted a "substantial modification" as defined in SFAS No. 140 ("Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities"), and EITF 96-19 ("Debtor's Accounting for a Modification or Exchange of Debt Instruments") and concluded that no substantial modifications were made.

8. Capitalization

The Company's Certificate of Incorporation provides for two classes of common stock, a Class A for which 100,000,000 shares are authorized for issuance and a Class B for which 4,420,113 shares are authorized for issuance. The par value of each class is $.001. Subject to certain limited exceptions, shares of Class B Common Stock are automatically converted into an equivalent number of Class A shares upon the sale or transfer of the Class B Common Stock by the original holder. The holder of each share of Class A and Class B Common Stock is entitled to one vote per share.

The Company has authorized 10,000,000 shares of Preferred Stock, of which 780,000 shares have been designated Class A Redeemable Convertible Preferred Stock with a par value of $.001 per share. At March 31, 2009, 40,000 shares of Class A Redeemable Convertible Preferred Stock (Class A Preferred) were issued and outstanding. The Class A convertible preferred stock is redeemable solely at the option of the Company and can also be mandatorily converted by the Company into Class A Common Stock at a rate of 3.33 Class A Preferred Stock to one share of Class A Common Stock. The Class A Preferred Stock contains a liquidation preference of $.80 per share, or a total of $32,000 with respect to all such shares outstanding. The Class A Preferred stockholders do not have voting rights except as required by applicable law.

9. Stock Based Compensation

The Company has five stock equity plans: The 1990 Incentive Stock Option and Non-Qualified Stock Option Plan, the 1991 Directors' Stock Option Plan (The Directors' Plan), the 1997 Employee Stock Option Plan, the 2000 Stock Option Plan and the 2007 Equity Incentive Plan. As of March 31, 2009, under all of our plans, there were 7,200,000_shares authorized for issuance, with 2,209,510 shares remaining available for future grant.

Options typically vest at the rate of 25% per year over four years and are exercisable up to ten years from the date of issuance. Options granted under the Directors' Plan typically vests at the rate of 50% per year over two years. Under these plans, the option exercise price equals the stock's market price on the date of grant. Options and restricted stock awards may be granted to employees, officers, directors and consultants. Under the 2007 Equity Incentive Plan, stock options typically vest within four years from grant date and restricted stock awards typically vest within one year.

Stock option transactions for fiscal years 2008 and 2009 are summarized as follows:

	Shares (000)	**Weight Average Exercise Price**	**Weighted Average Term (in years)**	**Aggregate Intrinsic Value**
Outstanding, March 31, 2007	2,540	$1.90		
Exercisable, March 31, 2007	1,978	$1.81		
Outstanding, March 31, 2007	2,540	$1.90		
Granted	161	$1.87		
Exercised	(98)	$0.78		
Expired	(16)	$0.08		
Outstanding, March 31, 2008	2,619	$1.92		
Exercisable, March 31, 2008	2,198	$1.87		
Outstanding, March 31, 2008	2,619	$1.92		
Granted	292	$1.52		
Exercised	(57)	$0.86		
Expired	(108)	$1.62		
Outstanding, March 31, 2009	2,746	$1.92	5.97	$21,000
Exercisable, March 31, 2009	2,374	$1.93	5.29	$21,000
Vested & expected to Vest, March 31, 2009	2,676	$1.92	5.97	$17,000

Information regarding stock options outstanding as of March 31, 2009 is as follows:

		Options Outstanding	
Price Range	(in 000s) Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	755	$0.75	1.43
$1.50 - $2.50	1,285	$1.90	6.89
$2.87 - $5.34	706	$3.19	4.75

		Options Exercisable	
Price Range	(in 000s) Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	755	$0.75	1.43
$1.50 - $2.50	953	$1.98	6.25
$2.87 - $5.34	666	$3.21	4.63

The intrinsic value of options exercised in fiscal years 2009 and 2008 was approximately $48,000 and $116,000, respectively.

During FY 2009, restricted shares were issued to certain individuals. The restricted share transactions are summarized below.

	Shares (000)	Weighted Average Grant Date Fair Value
Unvested, March 31, 2008	--	--
Granted	56	$1.68
Vested	(27)	$1.87
Expired	--	--
Unvested, March 31, 2009	29	$1.50

The total fair value of restricted shares vesting during FY 2009 was $17,000.

The Company accounts for stock-based incentives plans, in accordance with Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*" (SFAS No. 123(R)). Accordingly, the Company estimates the fair value of stock options utilizing the Black-Scholes pricing model. The fair value of the awards is amortized as compensation expense on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The fair value calculations involve significant judgments, assumptions, estimates and complexities that impact the amount of compensation expense to be recorded in current and future periods. The factors include:

- The time period that stock-based awards are expected to remain outstanding has been determined based on the average of the original award period and the remaining vesting period in accordance with the SEC's short-cut approach pursuant to SAB No. 107, "*Disclosure about Fair Value of Financial Statements*". As additional evidence develops from the Company's stock trading history, the expected term assumption will be refined to capture the relevant trends.
- The future volatility of the Company's stock has been estimated based on the weekly stock price from the acquisition date of Picometrix LLC (May 2, 2005) to the date of the latest stock grant. As additional evidence develops, the future volatility estimate will be refined to capture the relevant trends.
- A dividend yield of zero has been assumed for awards issued for the years ended March 31, 2009 and March 31, 2008, based on the Company's actual past experience and the fact that Company does not anticipate paying a dividend on its shares in the near future.
- The Company has based its risk-free interest rate assumption for awards issued during the years ended March 31, 2009 and March 31, 2008 on the implied yield available on U.S. Treasury issues with an equivalent expected term.
- The forfeiture rate for awards issued during the years ended March 31, 2009 and March 31, 2008 were approximately 18.7% and was based on the Company's actual historical forfeiture trend.

	Year Ended	
	March 31, 2009	**March 31, 2008**
Option Plan Shares:		
Expected term (in years)	6.3	6.3
Volatility	42.5%	49.8%
Expected dividend	0%	0%
Risk-free interest rate	2.2%	4.4%
Weighted-average grant date fair value	$ .71	$ 1.09

Under the provisions of SFAS No. 123(R), the Company recorded $204,000 and $230,000 of stock compensation expense in our consolidated statements of operations for the years ended March 31, 2009 and March 31, 2008, respectively.

The table below lists the classification of the Stock Based Compensation Expense for the years ended March 31, 2009 and March 31, 2008.

	2009	2008
Cost of products sold	$ 12,000	$ 15,000
Research and development expense	48,000	58,000
General and administrative expense	117,000	143,000
Sales and marketing expense	27,000	14,000
Total Stock Based Compensation	**$ 204,000**	**$ 230,000**

At March 31, 2009, the total stock-based compensation expense related to unvested stock awards granted to employees and directors under the Company's stock plans but not yet recognized was approximately $229,000. This expense will be amortized on a straight-line basis over a weighted-average period of approximately 2.1 years and will be adjusted for subsequent changes in estimated forfeitures.

10. Wafer Fabrication consolidation and Dodgeville closure

Wafer Fabrication consolidation - The Company is finalizing the consolidation and modernization of its wafer fabrication facilities. Prior to this consolidation, the Company had excess wafer fabrication capacity at its three locations (including Dodgeville, WI), with the Ann Arbor, MI facility having the most modern infrastructure. The wafer fabrication facilities and equipment in its Wisconsin and California facilities had similar capabilities and both required substantial upgrade and improvement in order to maintain production capabilities. Since the Ann Arbor facility, when equipped, would have the physical capacity to produce all of the Company's current and foreseeable wafer requirements and would not significantly impact current production requirements during any upgrade process, management decided to consolidate all optoelectronic wafer fabrication into the Ann Arbor facility. Even though the Company had excess capacity in its Wisconsin and California production facilities, no abnormally low production levels were experienced. Unallocated overhead costs were recognized as an expense in the period in which they were incurred in accordance with SFAS No. 151, *"Inventory Costs"*, during the normal course of business.

The Company estimates its total wafer fabrication consolidation expense to complete the consolidation will be approximately $2.4 million, of which $2.3 million has been incurred through the end of FY 2009. Projected costs consist of labor and associated expense of $1.1 million, travel and relocation costs of $169,000, accelerated depreciation expense on de-commissioned assets of $150,000 and supplies, consulting and other related costs of $854,000. The balance expected to be incurred through the remainder of the project is estimated to be approximately $100,000 to re-provision the California clean room into a hybrid assembly area. In accordance with SFAS No. 146, *"Accounting for Cost Activities Associated with Exit or Disposal Activities"*, all costs associated with the consolidation are recorded as expenses when incurred. Upon completion of the wafer fabrication consolidation, the Company expects cost reduction through elimination of duplicate expenditures and yield improvements as well as an increase in new product development capability.

Dodgeville closure - During the 3rd quarter of FY 2008, the Company recorded $534,000 in restructuring charges related to the consolidation of the Dodgeville, WI facility into the Camarillo, CA facility. These charges included $243,000 for severance and benefits, $266,000 for manufacturing transfer cost, and $25,000 for lease costs. This consolidation accounted for the termination of 30 employees. Of these reductions to headcount, 26 were in manufacturing, 1 in research and development and 3 in sales, general and administration functions. As of the end of the 3rd quarter of FY 2008, all of these employees were terminated. All closure restructuring charges were paid in the 3rd quarter of FY 2008. The Camarillo, CA and Dodgeville, WI facilities both had the same hybrid manufacturing and assembly capabilities, but combined represented excess capacity. As a result, management decided to reduce this excess capacity and consolidate into the California facility.

11. Equity

Shareholders' Equity Transactions -- On September 14, 2007, The Company completed a private placement (the "Offering"). Each unit sold by the Company in the Offering consisted of four (4) shares of the Company's Class A Common Stock, par value $0.001 per share (the "Offering Shares") and one (1) five year warrant exercisable for one share of Class A Common Stock at an exercise price of $1.85 (each a "Warrant"). The Company sold a total of 741,332 units (consisting of 2,965,332 Offering Shares and 741,332 Warrants), of which 33,000 units (consisting of 132,000 Offering Shares and 33,000 Warrants) were to related parties at the prevailing closing stock price of $1.83 per share, for an aggregate purchase price of $4.5 million. The offer and sale of the Offering Shares and Warrants were made pursuant to Rule 506 promulgated pursuant to the Securities Act and each of the investors is an "accredited investor" as defined by Rule 501 promulgated pursuant to the Securities Act.

The schedule below shows the outstanding warrants at March 31, 2008 and March 31, 2009, more fully described in Note 7 and the paragraph above:

Warrants Outstanding & Exercisable

	Shares 2008 (000's)	Shares 2009 (000's)	Exercise Price	Remaining Life (in yrs) at 3/31/09
Convertible Note – 1st Tranche	695	695	$1.744	1.1
Convertible Note – 2nd Tranche	695	695	$1.744	2.1
Private Placement	741	741	$1.85	3.5
Total	**2,131**	**2,131**		

During FY 2009, there was no activity regarding warrants outstanding and exercisable. During FY 2008, 87,000 warrants were exercised at an aggregate price of $151,000.

The exercise price for the warrants related to both tranches of convertible notes is subject to adjustment, based on a formula contained in the convertible note agreement, if common stock is issued in the future below the $1.744 exercise price. Such adjustments cannot reduce the exercise price below a $1.70 without obtaining shareholder approval.

12. Foreign Sales

In FY 2009 and FY 2008, the Company had export sales of approximately $5.4 million and $3.5 million, respectively, made primarily to customers in North America, Asia and Europe. All foreign sales are denominated in U.S. dollars. Sales to specific countries, stated as a percentage of total sales, consist of the following:

	2009	2008
Canada	5%	1%
Germany	1%	3%
Poland	1%	--
Israel	2%	--
Japan	--	1%
United Kingdom	5%	7%
All other countries	4%	3%
Total export sales	18%	15%

13. Employees' Retirement Plan

The Company maintains a 401(k) Plan which is qualified under the Internal Revenue Code. All full-time employees are eligible to participate in the Plan after six months of full time employment. Employees may make voluntary contributions to the Plan, which is matched by the Company at the rate of $1.00 for every $1.00 of employee contribution up to 3% of wages, and $.50 for every $1.00 of employee contributions on the next 2% of wages, subject to certain limitations. Employer contributions are fully vested when earned. The Company contributions and administration costs recognized as expense were approximately $279,000 and $272,000 in FY 2009 and 2008, respectively.

Effective April 1, 2009, the Company matched portion of the 401K program was suspended through March 31, 2010 due to the unstable economic environment the country is currently experiencing. The matching program will be re-instituted when economic conditions improve.

14. Income Taxes

At March 31, 2009, the Company had net operating loss carry forwards (NOL's) of approximately $21.0 million for Federal income tax purposes and $5.4 million for state income tax purposes that expire at various dates through fiscal year 2029. The tax laws related to the utilization of loss carry forwards are complex and the amount of the Company's loss carry forward that will ultimately be available to offset future taxable income may be subject to annual limitations under IRC Section 382 resulting from changes in the ownership of the Company's common stock.

The Company performed an analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code had occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of the net operating loss carry forwards attributable to periods before the change. As of March 31, 2009, the Company believes there are no limitations on the use of these Federal NOLs.

At March 31, 2009, our net deferred tax asset before consideration of a valuation allowance was approximately $7.3 million, mainly consisting of net operating loss carry-forwards which expire at various amounts over an approximate 20 year period. In assessing the realizability of deferred tax assets, the Company has determined that at this time it is "more likely than not" that deferred tax assets will not be realized , primarily due to uncertainties related to its ability to utilize the net operating loss carry-forwards before they expire based on the negative evidence of its recent years history of losses, including tax losses in two of the last three years and cumulative taxable losses over the past three years, outweighing the positive evidence of taxable income projections in future years. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible or within the periods before NOL carry forwards expire. As of both March 31, 2009 and 2008, the Company recorded a full valuation allowance on its net deferred tax.

Below are reconciliations between the provisions for income taxes compared with the amounts at the United States federal statutory rate:

Years Ended		**March 31, 2009**		**March 31, 2008**
Federal income tax at statutory rates	$	(692,000)	$	(2,857,000)
State income taxes, net of federal benefit		20,000		(110,000)
Expiration of NOL carry-forwards		1,300,000		757,000
Change in valuation allowance		(559,000)		3,331,000
Change in R&D credit carry-forwards		(137,000)		(29,000)
Permanent items		82,000		298,000
Other		(14,000)		(165,000)
Effective federal income tax	$	--	$	(1,225,000)

The Company's net deferred tax assets (liabilities) consisted of the following components, for fiscal years 2009 and 2008:

		2009		**2008**
Sec. 263A adjustment	$	57,000	$	62,000
Inventory reserve		314,000		372,000
Utility accruals		3,000		4,000
Warranty reserve		55,000		34,000
Accounts receivable allowance		22,000		5,000
Accrued vacation		120,000		88,000
Charitable contributions		15,000		14,000
NOL Carryforwards		7,716,000		9,018,000

Basis difference of intangibles		(2,172,000)		(2,854,000)
Basis difference of equipment		(748,000)		(631,000)
R&D credits		1,561,000		1,390,000
Goodwill amortization		322,000		322,000
California Mfg. credit		39,000		39,000
AMT credit		1,000		1,000
Total	$	**7,305,000**	$	**7,864 ,000**
Valuation allowance		(7,305,000)		(7,864,000)
Net deferred tax asset	$	--	$	--

At March 31, 2009 the Company had net operating loss carry forwards for federal tax of approximately $21 million that expire between 2010 and 2029, and approximately $5.4 million for California state tax that expire between 2014 and 2020.

At March 31, 2009 the Company's Federal R&D tax credit carry forwards totaled approximately $1.5 million. These will expire annually at March 31 over the next twenty (20) years.

15. Related Party Transactions

The Company's only significant related party transactions relate to the payment of principal and interest on Debt to Related Parties as disclosed in note 7. The Company and the note holders entered into amendments to the Notes to extend the due date for the third installment under each of the Notes (in the aggregate amount of $900,000) to December 1, 2008 from the original agreement payment date of May 1, 2008. In November 2008, a further amendment provided that the $1,850,500 aggregate principal balance of the Notes would be payable in three installments as follows:

December 1, 2008	$	450,000
April 1, 2009	$	450,000
November 2, 2009	$	950,500

In April 2009, a further amendment revised the payment schedule for the fourth and fifth installments as follows:

December 1, 2009	$	450,000
March 1, 2010	$	950,500

On March 31, 2009, the remaining balance on the notes was $1.4 million. The Company paid $450,000 of principal and $94,000 in interest to the note holders in FY 2009 and $550,000 of principal and $129,000 in interest to the note holders in FY 2008. Robin Risser and Steve Williamson, the Company's CFO and CTO, respectively, are the note holders.

16. Commitments & Contingencies

Leases - The Company leases all of its executive offices, research, marketing and manufacturing facilities under non-cancellable operating leases. The lease for our facility located in Camarillo, California was amended in December 2008 and is now leased through February 2014. The facility located in Ann Arbor, Michigan is comprised of the corporate office and the Picometrix LLC manufacturing plant and is leased through June 2011, with two five year options to renew at the current lease rate with a CPI adjuster. In addition, the Company has the right of first refusal to purchase the facility. Minimum future lease payments under all non-cancellable operating leases are as follows:

2010	$ 1,101,000
2011	1,095,000
2012	575,000
2013	407,000
2014	382,000
Total	$3,560,000

Rent expense was approximately $1.2 million and $1.3 million in FY 2009 and 2008, respectively.

Legal - The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

17. Quarterly Financial Data

The table below lists financial information (unaudited) by quarter for each of the two fiscal years ending March 31, 2009 and 2008.

	First	Second	Third	Fourth	Total Year
2009					
Net Sales	$ 7,770,000	$ 8,188,000	$ 7,606,000	$ 6,111,000	$ 29,675,000
Cost of Products Sold	4,014,000	4,624,000	4,329,000	3,777,000	16,744,000
Gross Profit	3,756,000	3,564,000	3,277,000	2,334,000	12,931,000
Research & Development Expenses	1,128,000	1,081,000	1,112,000	1,355,000	4,676,000
Selling, General & Administrative Expenses	2,389,000	2,708,000	2,415,000	2,399,000	9,911,000
Net Income (Loss)	$ 147,000	$ (326,000)	$ (359,000)	$(1,497,000)	$ (2,035,000)
Basic Income (Loss) per Common Share	$ 0.01	$ (0.01)	$ (0.01)	$ (0.06)	$ (0.08)
Diluted Income (Loss) per Common Share	$ 0.01	$ (0.01)	$ (0.01)	$ (0.06)	$ (0.08)
Weighted Average Common Shares Outstanding	24,010,000	24,060,000	24,109,000	24,121,000	24,074,000
2008					
Net Sales	$6,145,000	$6,529,000	$5,306,000	$5,235,000	$23,215,000
Cost of Products Sold	3,675,000	3,784,000	3,431,000	3,450,000	14,340,000
Gross Profit	2,470,000	2,745,000	1,875,000	1,785,000	8,875,000
Research & Development Expenses	896,000	1,016,000	1,034,000	1,272,000	4,218,000
Selling, General & Administrative Expenses	2,650,000	2,497,000	3,117,000	2,397,000	10,658,000
Net Income (Loss)	$(1,906,000)	$(1,857,000)	$(2,726,000)	$(3,139,000)	$(9,628,000)
Basic Income (Loss) per Common Share	$ (0.10)	$ (0.09)	$ (0.11)	$ (0.13)	$ (0.44)
Diluted Income (Loss) per Common Share	$ (0.10)	$ (0.09)	$ (0.11)	$ (0.13)	$ (0.44)
Weighted Average Common Shares Outstanding	19,258,000	19,906,000	23,804,000	23,926,000	21,770,000

CONTROLS AND PROCEDURES

Disclosure Controls

Our Chief Executive Officer and Chief Financial Officer (the Certifying Officers) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e) (the Rules) under the Securities Exchange Act of 1934 (or Exchange Act)) as of the end of the period covered by this Annual Report and believe that the Company's disclosure controls and procedures are effective based on the required evaluation.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including the Certifying Officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2009 based on the criteria set forth in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 31, 2009.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we engaged our independent registered public accounting firm to perform, an audit on our internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit us to provide only managements' report in this Annual Report.

Changes in Internal Controls

During our most recent fiscal quarter, there has not occurred any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

BOARD OF DIRECTORS

Richard D. Kurtz
Chairman of the Board, President and Chief Executive Officer

Robin Risser
Chief Financial Officer and Director

M. Scott Farese
President of Chelsea Investments and CEO of Memacin

Lance Brewer
Partner at Brewer & Brewer Law Firm

Donald Pastor
Executive Vice President and Chief Financial
Officer of Telephonics Corporation

Stephen P. Soltwedel
Former President of Filtertek, Inc

COROPRATE OFFCIERS

Richard D. Kurtz
Chairman of the Board, President and Chief Executive Officer

Robin Risser
Chief Financial Officer and Director

Steven Williamson
Chief Technology Officer

STOCK LISTING & SYMBOL: NYSE Amex: API

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

INDEPENDENT AUDITORS
BDO Seidman
755 West Big Beaver
Suite 1900
Troy, Michigan 48084-4906
United States of America
(248) 244-6500

CORPORATE LEGAL COUNSEL
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, New York 10017
(212) 759-3300

INVESTOR/SHAREHOLDER RELATIONS
Hayden IR
11 Penn Plaza, Suite 5015
New York, NY 10001
(651) 653-1854

WEBSITE
http://www.advancedphotonix.com

ANNUAL REPORT ON FORM 10-K
Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K including the financial statements and schedules thereto filed with the Securities and Exchange Commission for its most recent fiscal year by written request to the Secretary of the Company at 2925 Boardwalk, Ann Arbor, Michigan 48104.